================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              Date: August 13, 2002

                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

This Report contains three documents, which are presented following this page in the following order:

o     The Second Quarter 2002 Report of UBS AG

o The related press release dated August 13, 2002, regarding second quarter results

o The ratio of earnings to fixed charges for the quarter ended June 30, 2002 and for the years ended December 31, 1997 through 2001.

UBS cautions that this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are found in various places throughout this report and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macroeconomic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties, and (6) the risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained elsewhere in this report and in our past and future filings and reports with the Securities and Exchange Commission.

      This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.

[UBS LOGO] UBS

Second Quarter 2002 Report

[GRAPHIC OMITTED]

Second Quarter 2002 Report
13 August 2002

UBS Group Financial Highlights

                                                                  Quarter ended                 % change from      Year-to-date
                                                         -------------------------------        -------------   -------------------
CHF million, except where indicated                      30.6.02     31.3.02     30.6.01         1Q02   2Q01    30.6.02     30.6.01
------------------------------------------------------------------------------------------------------------------------------------
Income statement key figures
Operating income                                           9,008       9,589       9,881          (6)   (9)      18,597      19,948
Operating expenses                                         7,263       7,750       8,024          (6)   (9)      15,013      15,896
Operating profit before tax                                1,745       1,839       1,857          (5)   (6)       3,584       4,052
Net profit                                                 1,331       1,363       1,385          (2)   (4)       2,694       2,964
Cost / income ratio (%)(1)                                  80.3        80.1        80.6                           80.2        78.8
Cost / income ratio before goodwill (%)(1, 2)               77.0        76.6        77.2                           76.8        75.5
------------------------------------------------------------------------------------------------------------------------------------
Per share data (CHF)
Basic earnings per share(3)                                 1.09        1.10        1.10          (1)   (1)        2.19        2.33
Basic earnings per share before goodwill(2, 3)              1.33        1.37        1.37          (3)   (3)        2.70        2.85
Diluted earnings per share(3)                               1.03        1.06        1.06          (3)   (3)        2.10        2.20
Diluted earnings per share before goodwill(2, 3)            1.27        1.33        1.33          (5)   (5)        2.61        2.72
------------------------------------------------------------------------------------------------------------------------------------

Return on shareholders' equity (%)
Return on shareholders' equity(4)                                                                                  12.8        13.7
Return on shareholders' equity before goodwill(2, 4)                                                               15.9        16.8
====================================================================================================================================
                                                                                               % change from
CHF million, except where indicated                                                          -------------------
As at                                                    30.6.02     31.3.02    31.12.01     31.3.02    31.12.01
------------------------------------------------------------------------------------------------------------------------------------
Balance sheet key figures
Total assets                                           1,240,538   1,229,625   1,253,297          1          (1)
Shareholders' equity                                      44,388      44,769      43,530         (1)          2
------------------------------------------------------------------------------------------------------------------------------------
Market capitalization                                     91,241     103,216     105,475        (12)        (13)
------------------------------------------------------------------------------------------------------------------------------------
BIS capital ratios
Tier 1 (%)(5)                                               11.8        11.8        11.6          0           2
Total BIS (%)                                               14.5        14.7        14.8         (1)         (2)
Risk-weighted assets                                     249,110     255,157     253,735         (2)         (2)
------------------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                              2,198       2,468       2,448        (11)        (10)
------------------------------------------------------------------------------------------------------------------------------------
Headcount (full time equivalents)(6)                      69,684      70,221      69,985         (1)          0
------------------------------------------------------------------------------------------------------------------------------------
Long term ratings
Fitch, London                                                AAA         AAA         AAA
Moody's, New York                                            Aa2         Aa2         Aa2
Standard & Poor's, New York                                  AA+         AA+         AA+
--------------------------------------------------------------------------------------------------------------------------------

Earnings adjusted for significant financial events and pre-goodwill(2, 7)

                                                              Quarter ended                    % change from        Year-to-date
                                                         -------------------------------       -------------    -------------------
CHF million, except where indicated                      30.6.02     31.3.02     30.6.01        1Q02    2Q01    30.6.02     30.6.01
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                           9,008       9,434       9,881          (5)   (9)      18,442      19,948
Operating expenses                                         6,961       7,414       7,683          (6)   (9)      14,375      15,227
Operating profit before tax                                2,047       2,020       2,198           1    (7)       4,067       4,721
Net profit                                                 1,633       1,574       1,726           4    (5)       3,207       3,633
------------------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(1)                                  77.0        77.9        77.2                           77.4        75.5
Basic earnings per share (CHF)(3)                           1.33        1.27        1.37           5    (3)        2.60        2.85
Diluted earnings per share (CHF)(3)                         1.27        1.23        1.33           3    (5)        2.51        2.72
------------------------------------------------------------------------------------------------------------------------------------
Return on shareholders' equity (%)(4)                                                                              15.6        16.8
====================================================================================================================================

(1)   Operating expenses / operating income before credit loss expense.

(2)   Excludes the amortization of goodwill and other intangible assets.

(3)   For EPS calculation, see Note 8 to the Financial Statements.

(4) Year-to-date annualized net profit / average shareholders' equity excluding dividends.

(5) Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the Group Review.

(6) The Group headcount does not include the Klinik Hirslanden AG headcount of 3,048, 2,687 and 2,450 for 30 June 2002, 31 March 2002 and 31 December
      2001, respectively.

(7)   Details of significant financial events can be found in the Group
      Review.

Second Quarter 2002 Report
13 August 2002

Contents

Shareholders' Letter                                                          2

Group Review                                                                  4

UBS Switzerland                                                              13

UBS Global Asset Management                                                  24

UBS Warburg                                                                  28

UBS PaineWebber                                                              38

Corporate Center                                                             43

Financial Statements

UBS Group Income Statement                                                   45
UBS Group Balance Sheet                                                      46
UBS Group Statement of  Changes in Equity                                    47
UBS Group Statement of  Cash Flows                                           48
Notes to the  Financial Statements                                           49

UBS Registered Shares                                                        55

Financial Calendar
--------------------------------------------------------------------------------
Publication of Third Quarter 2002 results   Tuesday, 12 November 2002
--------------------------------------------------------------------------------
Publication of Fourth Quarter 2002 results  Tuesday, 18 February 2003
--------------------------------------------------------------------------------

UBS Investor Relations
--------------------------------------------------------------------------------
Hotline:+41 12344100 E-mail:sh-investorrelations@ubs.com
Web:www.ubs.com/investors
--------------------------------------------------------------------------------

Zurich                                      New York
--------------------------------------------------------------------------------
Christian Gruetter   +41 1 234 4360         Richard Feder        +1 212 713 6142
--------------------------------------------------------------------------------
Mark Hengel          +41 1 234 8439         Christopher McNamee  +1 212 713 3091
--------------------------------------------------------------------------------
Charles Gorman       +41 1 234 2733
--------------------------------------------------------------------------------
Catherine Lybrook    +41 1 234 2281
--------------------------------------------------------------------------------
Fax                  +41 1 234 3415         Fax                  +1 212 713 1381
--------------------------------------------------------------------------------

UBS AG                                      UBS Americas Inc.
Investor Relations G41B                     Investor Relations
P.O. Box                                    135 West 50(th) Street, 9(th) Floor
CH-8098 Zurich                              New York, NY 10020
Switzerland                                 USA
--------------------------------------------------------------------------------

Interactive Second Quarter 2002 Report

An interactive version of this report can be viewed online in the Second Quarter 2002 Results section of the UBS Investors & Analysts website:
www.ubs.com/investors.

Other reports

All UBS's published financial reports (including SEC filings) are available on the internet at: www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from: UBS AG, Economic Information Center, GHDE CA50-AUL, P.O. Box, CH-8098 Zurich, Switzerland. E-mail:
sh-iz-ubs-publikationen@ubs.com.

Shareholders' Letter
13 August 2002

Shareholders' Letter

[PHOTO]

Dear Shareholders,

During the second quarter, extensive uncertainty about global economic growth prospects continued to challenge the financial industry as a whole. Equity markets underwent a considerable correction, as investor confidence was undermined by a succession of negative events.

      Against this background, our key businesses reported resilient performance and sustained profitability, offsetting the market-related decline in revenue with strict management of costs. Group net profit in second quarter 2002 was CHF 1,331 million, down 4% from the second quarter a year earlier and 2% lower than in the first quarter. Pre-goodwill, profit was CHF 1,633 million, 5% less than the same quarter a year earlier and 4% higher than the first quarter result, once adjusted for the disposal of Hyposwiss.

      Operating income, at CHF 9,008 million, fell 9% from a year earlier and was 6% lower than the first quarter. Adjusted for Hyposwiss, it was 5% lower, with UBS Capital continuing to record disappointing losses through deteriorating valuations and a shortage of viable exit opportunities. Our personnel expenses dropped 10% from both the second quarter last year and first quarter 2002, reflecting lower performance-related compensation. General and administrative expenses were down 8% from the second quarter a year earlier, but rose 7% from the first quarter.

      Our cautious attitude towards risk has helped us to limit exposure to the worst of the financial market's recent defaults. Credit losses have in fact declined compared to the same period in 2001 despite the generally deteriorating credit environment.

      Adjusted for the first quarter disposal of Hyposwiss and pre-goodwill, the Group's annualized return on equity in first half 2002 was 15.6%, within our target range of 15-20%. On the same basis, basic earnings per share (EPS) were CHF 1.33 in second quarter 2002, down 3% from the CHF 1.37 reported a year earlier. Our share buyback programs, designed to make efficient use of our capital, have helped enhance EPS considerably. Since the start of the programs in 2000, we have bought back shares worth CHF 9.1 billion or 9.9% of shares outstanding.

      Net new money for our private client units was CHF 4.9 billion in the second quarter. The positive inflows in our private client businesses once again demonstrated the trust of our wealthy clients. Private Banking showed a strong net inflow of CHF 3.5 billion, despite a CHF 3.8 billion net outflow due to the Italian tax amnesty ('scudo fiscale'). As in the first quarter, we managed to retain almost half of the flow-back to Italy within our own domestic private banking operations. In an extremely difficult environment in the US private client market, UBS PaineWebber continued to attract net new money with an inflow of CHF 1.4 billion.

      The Group's performance in the second quarter also showed the progress we are making in growing our existing businesses using our own resources. Our two most important strategic initiatives continue to enjoy success. The European wealth management initiative, showing its highest revenues since inception, continues to expand its franchise. We also improved our share of the US investment banking market to 3.7%, from 3.4% a year ago.

      The current environment highlights the importance of a solid and stable financial structure. Our capital base and cash generation capabilities remain strong, with our BIS Tier 1 ratio, at 11.8%, among the highest in the industry.

Business Group highlights

Our Swiss domestic business continued to benefit from another quarter of disciplined cost management. The Private and Corporate Clients business unit's cost/income ratio remained at the record low level seen in the first quarter, helping it achieve its second best result to date. Pre-tax profit stood at CHF 690 million, only 2% lower than the record performance in the first quarter and 25% higher than the second quarter of last year.

      The Private Banking business unit continued to show asset gathering strength, with strong net new money inflows despite the Italian tax amnesty. Without the impact of the tax amnesty, Private Banking would have reported net new money of CHF 7.3 billion. Net new money and income from our European wealth management initiative continued to rise, demonstrating the strategic rationale of having a domestic presence in important markets. Gross margins in Private Banking improved slightly to 94 basis points on invested assets.

      UBS Global Asset Management reported another quarter with a strong investment performance and positive flows of net new money from institutional investors in second quarter 2002. The Business Group also continued to expand ties to third party wholesale intermediaries in the US while launching a series of new products in the UK retail market.

      At UBS Warburg's Corporate and Institutional Clients unit, performance in the second quarter highlighted the strength of its revenue base and the sustainability of its client franchise despite the prevailing market environment, as well as its ability to manage costs. Performance in equities was resilient despite difficult markets, while fixed income and foreign exchange businesses maintained a high level of revenues. The pre-goodwill cost/income ratio, at 72%, was slightly below a year earlier, and down 2 percentage points from the first quarter. The compensation ratio was unchanged from a year earlier while falling 4 percentage points from the first quarter.

      UBS PaineWebber maintained its focus on managing costs. As profitability recovered, the pre-goodwill cost/income ratio before acquisition costs fell below 90% because of a strict focus on both staffing levels and non-personnel expenses.

Outlook

UBS's financial results have remained strong, with our diverse range of businesses, our avoidance of risk concentration and cost elasticity the critical factors driving performance. The prospects for a meaningful global economic recovery in the latter part of the year have receded. The equity market turbulence of recent weeks may also result in further damage to investor confidence. Therefore, we do not expect results in 2002 to reach those of 2001.

13 August 2002

UBS AG


/s/ Marcel Ospel         /s/ Peter Wuffli
Marcel Ospel             Peter Wuffli
Chairman                 President

Group Review
13 August 2002

Group Review

UBS Group Performance Against Targets

Year-to-date, annualized                                           30.6.02     31.3.02     30.6.01
--------------------------------------------------------------------------------------------------
RoE (%)
as reported                                                           12.8        12.3        13.7
before goodwill and adjusted for significant financial events(1)      15.6        15.2        16.8
--------------------------------------------------------------------------------------------------

For the quarter ended                                              30.6.02     31.3.02     30.6.01
--------------------------------------------------------------------------------------------------

Basic EPS (CHF)
as reported                                                           1.09        1.10        1.10
before goodwill and adjusted for significant financial events(1)      1.33        1.27        1.37
--------------------------------------------------------------------------------------------------

Cost / income ratio (%)
as reported                                                           80.3        80.1        80.6
before goodwill and adjusted for significant financial events(1)      77.0        77.9        77.2
--------------------------------------------------------------------------------------------------

Net new money, private client units (CHF billion)(4)
Private Banking                                                        3.5         2.6         9.5
UBS PaineWebber                                                        1.4         7.4         7.6
--------------------------------------------------------------------------------------------------
Total                                                                  4.9        10.0        17.1
==================================================================================================

(1) Excludes the amortization of goodwill and other intangible assets and adjusted for significant financial events.

(2)   Year-to-date, annualized.

(3)   Private Banking and UBS PaineWebber.

(4)   Excludes interest and dividend income.

[RoE BAR CHART OMITTED]

[COST/INCOME RATIO(1) BAR CHART OMITTED]

[BASIC EPS(1) (CHF) BAR CHART OMITTED]

[NET NEW MONEY, PRIVATE CLIENT UNITS(3)(4) (CHF BILLION) BAR CHART OMITTED]

Invested Assets

                                                                        Net new
                                                                        money(1)
CHF billion                       30.6.02       31.3.02    % change      2Q02
--------------------------------------------------------------------------------
UBS Group                          2,198         2,468       (11)          0.9
--------------------------------------------------------------------------------
UBS Switzerland
Private and Corporate Clients        298           314        (5)         (1.1)
Private Banking                      639           697        (8)          3.5
--------------------------------------------------------------------------------
UBS Global Asset Management
Institutional                        309(2)        330        (6)          1.8
Wholesale Intermediary               303           347       (13)         (4.9)
--------------------------------------------------------------------------------
UBS Warburg                            3             1       200           0.2
--------------------------------------------------------------------------------
UBS PaineWebber                      646           779       (17)          1.4
================================================================================

(1) Excludes interest and dividend income. (2) Includes invested assets of CHF
7.7 billion, formerly reported as Mutual Funds (now renamed Wholesale Intermediary). Prior quarters are shown according to the old classification.

Group targets

UBS focuses on four key performance targets, designed to deliver continually improving returns to our shareholders.

      Before goodwill and adjusted for significant financial events:

- Our annualized return on equity for the first half 2002 was 15.6%, down from 16.8% a year ago. Lower returns were partially offset by the lower average level of equity resulting from our ongoing share buyback programs.

- Basic earnings per share in second quarter 2002 were CHF 1.33, a decline of only 3% from the same quarter last year. The drop in net profit was mostly offset by the repurchase-driven decrease in the average number of shares outstanding.

- The cost/income ratio this quarter decreased to 77.0% from 77.2% in second quarter last year. The drop in revenues due to difficult markets and the continued shortfall in private equity revenues were more than compensated by the decline in operating expenses, which fell 9% and reflect our continued cost control efforts across all our businesses.

      Net new money in the private client units (Private Banking and UBS PaineWebber) was CHF 4.9 billion this quarter, down by CHF 5.1 billion from the first quarter. Overall, Private Banking continues to show strong inflows in a difficult market and despite the Italian tax amnesty. Excluding the impact of the tax amnesty, Private Banking would have reported net new money of CHF 7.3 billion. The tax amnesty itself led to a net outflow of CHF 3.8 billion in the second quarter and a total net outflow of CHF 8.4 billion for the whole period that it was in effect. UBS PaineWebber recorded net new money inflows of CHF 1.4 billion, down CHF 6.0 billion from first quarter 2002, due to much more difficult markets in the US and an impact from client payments of US taxes due in April.

Significant financial events

There were no significant financial events in second quarter 2002 or second quarter 2001. In first quarter 2002, we realized a pre-tax gain of CHF 155 million from the sale of Hyposwiss. Significant financial events for the periods reported are shown in the table on the following page.

Results

Net profit in second quarter 2002 was CHF 1,331 million, 4% lower than the same quarter a year ago. Before goodwill, net profit fell 5% to CHF 1,633 million.

      Operating income was CHF 9,008 million in the second quarter, a decrease of 9% compared to a year earlier. This drop was mainly due to further private equity writedowns, much lower corporate activity and very depressed individual investor sentiment.

      Net interest income and net trading income. Net interest income rose by 36% from CHF 1,732 million in the second quarter 2001 to CHF 2,360 million in this quarter. Net trading income in the same period declined 29% to CHF 1,896 million.

      As well as income from interest margin based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition

Group Review
13 August 2002

Significant Financial Events

                                                                    Quarter ended                     Year-to-date
                                                                 --------------------      ----------------------------------
CHF million                                                      30.6.02      31.3.02      30.6.01      30.6.02       30.6.01
-----------------------------------------------------------------------------------------------------------------------------
Operating income as reported                                      9,008        9,589        9,881        18,597        19,948
Gain on disposal of Hyposwiss                                                   (155)                      (155)
-----------------------------------------------------------------------------------------------------------------------------
Adjusted operating income                                         9,008        9,434        9,881        18,442        19,948
-----------------------------------------------------------------------------------------------------------------------------
Operating expenses as reported                                    7,263        7,750        8,024        15,013        15,896
No significant financial events
-----------------------------------------------------------------------------------------------------------------------------
Adjusted operating expenses                                       7,263        7,750        8,024        15,013        15,896
-----------------------------------------------------------------------------------------------------------------------------
Adjusted operating profit before tax and minority interests       1,745        1,684        1,857         3,429         4,052
=============================================================================================================================
Tax expense                                                         328          357          384           685           932
Tax effect of significant financial events                                       (30)                       (30)
-----------------------------------------------------------------------------------------------------------------------------
Adjusted tax expense                                                328          327          384           655           932
Minority interests                                                  (86)        (119)         (88)         (205)         (156)
=============================================================================================================================
Adjusted net profit                                               1,331        1,238        1,385         2,569         2,964
-----------------------------------------------------------------------------------------------------------------------------
Adjusted net profit before goodwill                               1,633        1,574        1,726         3,207         3,633
-----------------------------------------------------------------------------------------------------------------------------

of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities which give rise to the income, rather than by the type of income generated.

      Net income from interest margin products dropped by 10% to CHF 1,318 million from second quarter last year due to lower margins on cash accounts, especially those denominated in US dollars, euros and Swiss francs, as interest rate levels for those currencies fell. This drop was accentuated by lower volumes and increased competitive pressure in our Swiss mortgage business.

      At CHF 2,810 million, net income from trading activities dropped by 7% from the second quarter a year ago. Our equity trading revenues continue to be negatively impacted by lower corporate activity and market-making flows. Revenues in fixed income trading were down compared to the exceptional second quarter a year earlier, due to reduced trading activity in a more stable interest rate environment, although that development was somewhat offset by a strong quarter in foreign exchange trading and higher results in the municipal securities business, which had its best quarter ever. Also in the second quarter, there was a mark-to-market gain of CHF 59 million on credit default swaps hedg-

Net Interest and Trading Income

                                                       Quarter ended                 % change from            Year-to-date
                                              ---------------------------------      -------------       -------------------
CHF million                                   30.6.02      31.3.02      30.6.01      1Q02      2Q01      30.6.02      30.6.01
----------------------------------------------------------------------------------------------------------------------------
Net interest income                            2,360        2,763        1,732       (15)       36        5,123        3,690
Net trading income                             1,896        1,983        2,658        (4)      (29)       3,879        5,718
----------------------------------------------------------------------------------------------------------------------------
Total net interest and trading income          4,256        4,746        4,390       (10)       (3)       9,002        9,408
============================================================================================================================

Breakdown by business activity:
----------------------------------------------------------------------------------------------------------------------------
Net income from interest margin products       1,318        1,423        1,468        (7)      (10)       2,741        2,858
Net income from trading activities             2,810        3,282        3,009       (14)       (7)       6,092        6,779
Net income from treasury activities              485          419          397        16        22          904          728
Other(1)                                        (357)        (378)        (484)        6        26         (735)        (957)
----------------------------------------------------------------------------------------------------------------------------
Total net interest and trading income          4,256        4,746        4,390       (10)       (3)       9,002        9,408
============================================================================================================================

(1)   Principally goodwill funding costs.

ing existing credit exposures. Page 11 of our first quarter 2002 report contains further information on how we use credit default swaps to hedge our credit exposures.

      Net income from treasury activities was CHF 485 million in the second quarter, an increase of 22% compared to a year earlier. This increase was driven by higher returns from invested equity due to the lengthening of the portfolio's maturity structure and an unrealized gain of CHF 94 million on derivatives used to economically hedge interest rate risks related to structured notes issued (page 9 of this report has further information on structured notes issued). This was partially offset by lower foreign exchange gains compared to a year ago.

      Other net trading and interest income showed a loss of CHF 357 million in second quarter 2002 compared to CHF 484 million in the same quarter last year, reflecting the lower cost of goodwill funding due to the drop of the US dollar against the Swiss franc, as well as lower funding costs at UBS Capital.

      At CHF 4,816 million, net fee and commission income decreased by 10% from the second quarter last year, mainly because of easing market activity. Underwriting fees dropped by 15% due to a 52% decline in equity underwriting revenues, partially offset by record fixed income underwriting fees, which rose 121%. Corporate finance fees decreased by CHF 103 million or 29% from a year ago, reflecting one of the slowest quarters for mergers and acquisitions in many years. Net brokerage fees fell only 6% compared to second quarter 2001. The drop mirrors the subdued level of market activity, although we continue to gain market share as the drop in our fees is much lower than the decrease in overall market volumes. Investment fund fees remain extremely resilient, dropping only 2% to CHF 1,078 million from CHF 1,104 million a year earlier.

      Other income showed a loss of CHF 27 million against the CHF 192 million profit achieved in second quarter 2001. This drop is mainly due to significantly lower revenues from private equity divestments and further writedowns in UBS Capital's private equity portfolio. This factor was partially offset by a 23% rise in gains from disposals of other financial investments.

      Total operating expenses were CHF 7,263 million, 9% lower than in the same period last year, due to our ongoing focus on controlling costs and managing our cost base in line with revenue developments.

      Second quarter personnel expenses were CHF 4,775 million, 10% less than they were a year ago, with the fall principally because of lower performance-related compensation, which mirrored declining revenues. This fall in bonus expenses was reinforced by lower contractor expenses, which fell CHF 63 million, and a reduction in recruitment expenses and severance payments. Particularly good results were posted by the Private and Corporate Clients unit. Over the last 12 months, headcount at UBS PaineWebber has decreased by 1,778 and headcount at Private and Corporate Clients has fallen by 899.

      General and administrative expenses, at CHF 1,812 million, dropped by 8% from second quarter 2001, reflecting widespread reductions in nearly all cost categories. IT and outsourcing, travel and entertainment, and telecommunication and mailing expenses all saw notable drops, partially offset by an increase in litigation expenses.

      Depreciation dropped by 9% to CHF 374 million when compared to a year ago. This decrease mainly reflects lower charges for technology equipment because of a number of writeoffs a year ago.

      The 11% decrease in amortization of goodwill and other intangibles to CHF 302 million from the second quarter last year was mainly driven by the decline of the US dollar against the Swiss franc.

      The Group tax expense of CHF 328 million in second quarter 2002 reflects an effective tax rate of 19%, below last year's full year rate of 21%. The decline is driven by a geographic shift in revenue mix, a lower progressive tax rate in Switzerland, and the ability to benefit from tax loss carry forwards in the US and the UK. We expect a similar tax rate for the remainder of the year.

Credit risk

Despite the very adverse market conditions, UBS has not experienced major credit losses. On the contrary, the credit loss expense of CHF 37 million in second quarter 2002 was below the CHF 85 million experienced in first quarter 2002 and the CHF 76 million in second quarter

Group Review
13 August 2002

Actual credit loss expense / (recovery)

                                     Quarter ended              % change from
                             -----------------------------     ----------------
CHF million                  30.6.02    31.3.02    30.6.01     1Q02        2Q01
-------------------------------------------------------------------------------
UBS Switzerland                  60         61        27         (2)        122
UBS Warburg                     (24)        31        46
UBS PaineWebber                   1          3         3        (67)        (67)
Corporate Center                  0        (10)        0        100
-------------------------------------------------------------------------------
UBS Group                        37         85        76        (56)        (51)
================================================================================

2001. We again avoided material impact from any of the recent significant defaults. This can be attributed to our well-balanced risk profile, our focus on avoiding undue concentrations of risk as well as to our adherence to a credit policy that judges the credit capacity of our borrowers on the basis of proven and sustainable free cash flows.

      UBS Switzerland reported an actual credit loss expense of CHF 60 million for the quarter, roughly on a par with the CHF 61 million seen last quarter but above the CHF 27 million in second quarter 2001. Successful management of our domestic credit portfolio, our recovery efforts, and our prudent underwriting standards, allowed credit loss expense to remain at a relatively low level despite a 9% rise in Swiss corporate bankruptcies during the first half compared to the same period a year earlier.

      At UBS Warburg, we experienced a net recovery of CHF 24 million in the second quarter, compared to a credit loss expense of CHF 31 million in first quarter 2002 and CHF 46 million in second quarter 2001. This favorable development is the result of the very low level of new provisions required and a number of recoveries of loan loss provisions established in earlier periods. The development should be viewed in the context of a series of highly publicized corporate defaults in the US and in Europe, as well as deteriorating credit quality in a number of emerging markets. We expect the international

Allowances and provisions for credit risk

                                                                                              UBS Global
                                                                       UBS Switzerland     Asset Management      UBS Warburg
CHF million                                                           -----------------    ----------------   -------------------
As at                                                                 30.6.02   31.3.02    30.6.02  31.3.02   30.6.02     31.3.02
---------------------------------------------------------------------------------------------------------------------------------
Loans (gross)                                                         179,547   180,517      495      448      61,859      75,256
---------------------------------------------------------------------------------------------------------------------------------
Non-performing loans                                                    6,138     6,358        0        0       1,278       1,476
Other impaired loans                                                    3,774     4,306        0        0       1,381       1,675
---------------------------------------------------------------------------------------------------------------------------------
Total impaired loans                                                    9,912    10,664        0        0       2,659       3,151
---------------------------------------------------------------------------------------------------------------------------------
Allowances for non-performing loans                                     3,502     3,613        0        0         961       1,063
Allowances for other impaired loans                                     1,031     1,161        0        0         711         822
---------------------------------------------------------------------------------------------------------------------------------
Total allowances for impaired loans                                     4,533     4,774        0        0       1,672       1,885
---------------------------------------------------------------------------------------------------------------------------------
Other allowances and provisions                                           354       400        0        0         475         539
---------------------------------------------------------------------------------------------------------------------------------
Total allowances and provisions                                         4,887     5,174        0        0       2,147       2,424
=================================================================================================================================
of which country allowances and provisions                                501       504        0        0         406         450
---------------------------------------------------------------------------------------------------------------------------------

Ratios
Impaired loans as a % of gross loans                                      5.5       5.9                           4.3         4.2
---------------------------------------------------------------------------------------------------------------------------------
Non-performing loans as a % of gross loans                                3.4       3.5                           2.1         2.0
---------------------------------------------------------------------------------------------------------------------------------
Allowances and provisions for credit loss as a % of gross loans           2.7       2.9                           3.5         3.2
---------------------------------------------------------------------------------------------------------------------------------
Allowances for impaired loans as a % of impaired loans                   45.7      44.8                          62.9        59.8
---------------------------------------------------------------------------------------------------------------------------------
Allowances for non-performing loans as a % of non-performing loans       57.1      56.8                          75.2        72.0
=================================================================================================================================

                                                                         UBS PaineWebber     Corporate Center       UBS Group
CHF million                                                           --------------------   ----------------   -----------------
As at                                                                 30.6.02      31.3.02   30.6.02  31.3.02   30.6.02   31.3.02
---------------------------------------------------------------------------------------------------------------------------------
Loans (gross)                                                          14,119      17,585      214      185     256,234   273,991
---------------------------------------------------------------------------------------------------------------------------------
Non-performing loans                                                        0           0        5        9       7,421     7,843
Other impaired loans                                                       37          37        0        0       5,192     6,018
---------------------------------------------------------------------------------------------------------------------------------
Total impaired loans                                                       37          37        5        9      12,613    13,861
---------------------------------------------------------------------------------------------------------------------------------
Allowances for non-performing loans                                         0           0        5        5       4,468     4,681
Allowances for other impaired loans                                        37          37        0        0       1,779     2,020
---------------------------------------------------------------------------------------------------------------------------------
Total allowances for impaired loans                                        37          37        5        5       6,247     6,701
---------------------------------------------------------------------------------------------------------------------------------
Other allowances and provisions                                             0           0        0        0         829       939
---------------------------------------------------------------------------------------------------------------------------------
Total allowances and provisions                                            37          37        5        5       7,076     7,640
=================================================================================================================================
of which country allowances and provisions                                  0           0        0        0         907       954
---------------------------------------------------------------------------------------------------------------------------------

Ratios
Impaired loans as a % of gross loans                                      0.3         0.2      2.3      4.9        4.9        5.1
---------------------------------------------------------------------------------------------------------------------------------
Non-performing loans as a % of gross loans                                0.0         0.0      2.3      4.9        2.9        2.9
---------------------------------------------------------------------------------------------------------------------------------
Allowances and provisions for credit loss as a % of gross loans           0.3         0.2      2.3      2.7        2.8        2.8
---------------------------------------------------------------------------------------------------------------------------------
Allowances for impaired loans as a % of impaired loans                  100.0       100.0    100.0     55.6       49.5       48.3
---------------------------------------------------------------------------------------------------------------------------------
Allowances for non-performing loans as a % of non-performing loans                           100.0     55.6       60.2       59.7
=================================================================================================================================

credit environment to remain fragile in the US and in Europe, and that any material improvement in credit markets will lag macroeconomic developments.

      Credit loss expense at UBS PaineWebber, of CHF 1 million, remained insignificant. The only lending business conducted by this Business Group is margin lending against marketable securities with high initial margin requirements.

      UBS makes active use of credit derivatives to help manage its credit risk. Changes in the fair value of these credit derivatives are recorded in trading revenues, as such contracts do not qualify as hedging instruments for accounting purposes.

      UBS's loan portfolio decreased to CHF 256 billion on 30 June 2002 from CHF 274 billion on 31 March 2002.

      UBS Switzerland's portfolio, at CHF 179.5 billion, remained virtually unchanged compared to the first quarter figure of CHF 180.5 billion. Repayments and the workout of impaired positions continued, while demand for new lending remained low.

      UBS Warburg's loan book decreased by CHF 13.4 billion or 17.8% to CHF 61.9 billion from CHF 75.3 billion at the end of March 2002. About half of this reduction is attributed to the 12% exchange rate decline of the US dollar against the Swiss franc. The remainder was mainly the result of continued efforts to limit our international corporate loan exposure.

      Total impaired loans for the Group decreased by CHF 1.2 billion or 8.9% to CHF 12.6 billion in second quarter 2002, as the continued high level of workouts of recovery positions more than compensated for new impairments. As a result, the impaired loan to total loans ratio further improved to 4.9% from 5.1% in the previous quarter. The ratio of non-performing loans to gross loans remained stable at 2.8%.

Structured notes issued

UBS issues various types of structured debt instruments (for example, equity-linked GOAL's or credit-linked notes) as a way of offering innovative products to investors and as a part of overall funding activities. The interest rate risk of these structures is hedged using interest rate swaps with UBS Warburg's trading desks. Wherever possible, UBS designates these interest rate swaps as hedging instruments to apply hedge accounting in accordance with IAS 39, meaning that changes in fair value of both the

Group Review
13 August 2002

UBS Group: Value at Risk (10 day 99% confidence)

                                                    Quarter ended 30.6.02                           Quarter ended 31.3.02
                                          -------------------------------------------     ------------------------------------------
CHF million                     Limits     Min.         Max.       Average    30.6.02      Min.         Max.       Average   31.3.02
------------------------------------------------------------------------------------------------------------------------------------
Business Groups
UBS Warburg(1)                    450     198.3        287.8        246.5      224.3      238.7        331.0        274.2     278.4
UBS PaineWebber                    50      13.7         36.2         20.5       29.7       16.9         33.5         22.3      28.1
UBS Global Asset Management(2)     20       8.4         12.6          9.8        8.4
UBS Switzerland(3)                 50       4.9          8.9          6.2        6.3        4.5          5.5          5.2       5.3
Corporate Center(4)               150      30.1         40.3         35.0       30.1       34.8         43.4         38.9      34.8
Reserve                           150
Diversification effect                         (5)          (5)     (63.1)     (56.7)          (5)          (5)     (55.6)    (44.1)
-----------------------------------------------------------------------------------------------------------------------------------
Total                             600     211.3        300.5        254.9      242.1      251.0        332.6        285.0     302.5
===================================================================================================================================

(1) Includes UBS Warburg Energy since the start of trading on 11 February 2002.
(2) Seed money previously included in UBS Warburg VaR. (3) Includes interest rate exposures in the banking books of the Private Banks. (4) Includes interest rate exposures in the banking book of Group Treasury. (5) As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

UBS Warburg - Corporate and Institutional Clients: Value at Risk (10 day 99% confidence)

                                                  Quarter ended 30.6.02                           Quarter ended 31.3.02
                                        -------------------------------------------     ------------------------------------------
CHF million                              Min.         Max.       Average    30.6.02      Min.         Max.       Average   31.3.02
----------------------------------------------------------------------------------------------------------------------------------
Risk type
Equities                                123.3        181.7        156.7      156.5      138.6        205.1        171.3      197.9
Interest rates                          161.8        244.0        198.6      165.7      181.9        299.7        223.4      207.1
Foreign exchange                          8.7        100.0         43.9       30.5        9.3         65.7         25.2       34.6
Other (incl. energy)(1)                  20.4        112.8         57.9       52.8        3.6         73.4         16.4       62.1
Diversification effect                       (2)          (2)    (210.6)    (181.2)          (2)          (2)    (162.1)    (223.3)
----------------------------------------------------------------------------------------------------------------------------------
Total                                   198.3        287.8        246.5      224.3      238.7        331.0        274.2      278.4
----------------------------------------------------------------------------------------------------------------------------------

(1) Includes energy risk from UBS Warburg Energy since the start of trading on 11 February 2002 and precious metals risk. (2) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

debt instrument and the interest rate swaps are recorded in net trading income, reducing earnings volatility.

      However, for some of the structured note issues, it is not economically feasible to hedge the inherent risks in such a way that the hedge accounting criteria of IAS 39 can be met. In this case, the original debt issuance is accounted for on an accrual basis. On the other hand, the derivatives used to economically hedge the inherent risks are carried on our balance sheet with changes in fair value recorded in net trading income (CHF 94 million in this quarter), thus exposing net profit to volatility over the life of the derivatives.

Market risk

Market risk is incurred primarily through UBS's trading activities, which are centered in the UBS Warburg Business Group.

      Market risk for UBS Warburg, as measured by the 10 day 99% confidence level Value at Risk (VaR), decreased, ending the quarter at CHF 224.3 million compared with CHF 278.4 million at 31 March 2002. Average VaR utilization over the quarter was CHF 246.5 million compared with CHF 274.2 million for the first quarter. The overall decrease in VaR came mostly from interest rate and equity products, although these two risk types remain the predominant risk drivers.

      UBS Warburg Energy's market risk remains small relative to UBS Warburg's overall market risk, although it increased from the first quarter as seen in the table above where it is included in the risk type "Other".

      The quality of the VaR model is continuously monitored by backtesting - comparing actual revenues arising from closing positions (i.e. excluding intraday revenues, fees and commissions) with the one day VaR calculated on these positions. The graph (above right) shows these daily revenues and the corresponding one day VaR over the last 12 months. The 10-day VaR,

[LINE GRAPH OMITTED]

which is the basis of the limits and exposures in the tables on page 10, is also shown in this graph for information. Revenues over this quarter were within the range predicted by the VaR-model, despite some exceptional market movements during the quarter.

      UBS also routinely assesses potential stress loss against a standard set of forward looking scenarios. Stress loss exposure, defined as the worst case result from these scenarios, decreased over the quarter, ending at CHF 198.8 million compared to CHF 307.3 million at the end of first quarter 2002. Average stress loss exposure also decreased, to CHF 219.5 million from CHF 548.4 million in first quarter 2002. Given the current market environment and outlook, potential tail risk has been actively reduced, which resulted in a greater decrease in stress exposure than the decrease in VaR.

      Our standard scenarios are kept under constant review and details are fine-tuned accordingly. We also monitor positions against more specific scenarios that target individual sectors and are based on current concerns.

Capital management

We are committed to remaining one of the best-capitalized financial services firms in the world and will continue to manage our balance sheet prudently. This clear focus and our strong cash flow generation means that we have been able to keep our BIS Tier 1 ratio high while buying back shares aggressively.

      The Group's Tier 1 ratio remained unchanged at 11.8% at the end of June when compared to the end of March. Risk weighted assets in the period fell to CHF 249 billion from CHF 255 billion, driven by currency movements and a reduction in off balance sheet assets. That development was offset by lower Tier 1 capital, which fell to CHF 29.4 billion from CHF 30.2 billion as a result of our ongoing share buyback program.

Distribution by par value reduction

On 10 July 2002, we made a distribution to shareholders for the financial year 2001 of CHF 2.00 per share, paid in the form of a reduction in par value from CHF 2.80 to CHF 0.80. This distribution is tax efficient for all shareholders. For those who pay taxes in Switzerland, this payment was treated as a return of capital to the shareholder, not as income. For shareholders outside Switzerland, no Swiss withholding tax is deducted at source.

Buyback program and share cancellation

We launched another second trading line buyback program on 6 March 2002 enabling us to

BIS Capital and Ratios

CHF million, except where indicated                                           % change from
                                                                            -----------------
As at                                    30.6.02    31.3.02    31.12.01     31.3.02  31.12.01
--------------------------------------------------------------------------------------------
Risk weighted assets                     249,110    255,157    253,735        (2)        (2)
--------------------------------------------------------------------------------------------
BIS Tier 1 capital                        29,418     30,221     29,322        (3)         0
of which hybrid Tier 1 capital(1)          3,407      3,859      3,848       (12)       (11)
BIS total capital                         36,128     37,567     37,471        (4)        (4)
--------------------------------------------------------------------------------------------
BIS Tier 1 capital ratio (%)                11.8       11.8       11.6
of which hybrid Tier 1 capital (%)(1)        1.4        1.5        1.5
BIS total capital ratio (%)                 14.5       14.7       14.8
============================================================================================

(1) Trust preferred securities.

Group Review
13 August 2002

UBS Shares and Market Capitalization

                                                                                                    % change from
Number of shares, except where indicated                                                         ---------------------
As at                                         30.6.02            31.3.02            30.6.01      31.3.02       30.6.01
----------------------------------------------------------------------------------------------------------------------
Total ordinary shares issued            1,283,184,984      1,282,251,732      1,335,659,160            0           (4)
Second trading line treasury shares
   2000 program                                                                 (55,265,349)                     (100)
   2001 program                           (28,818,690)       (28,818,690)        (9,339,282)           0          209
   2002 program                           (35,383,372)        (6,860,123)                            416
----------------------------------------------------------------------------------------------------------------------
Shares outstanding for
market capitalization                   1,218,982,922      1,246,572,919      1,271,054,529           (2)          (4)
----------------------------------------------------------------------------------------------------------------------
Share price (CHF)                               74.85              82.80              85.83          (10)         (13)
----------------------------------------------------------------------------------------------------------------------
Market capitalization (CHF million)            91,241            103,216            109,095          (12)         (16)
======================================================================================================================
Total treasury shares                      72,852,244         46,229,822         74,084,271           58           (2)
----------------------------------------------------------------------------------------------------------------------

repurchase a maximum of CHF 5 billion worth of our shares. Shares bought under the program, which will run for one year, will be cancelled after approval by the Annual General Meeting in April 2003.

      28,523,249 shares were repurchased under the program during the second quarter, bringing the total repurchased at 30 June 2002 to 35,383,372 shares, at an average share price of CHF 80.66 and a total cost of CHF 2.9 billion.

      Following approval by the Annual General Meeting on 18 April 2002, 28,818,690 shares bought back under the previous 2001 second line buyback program were irrevocably cancelled on 5 July 2002.

Treasury shares

      International Accounting Standards require a company that holds its own shares for trading or non-trading purposes to record those shares as treasury shares and deduct them from shareholders' equity.

      UBS's holding of its own shares increased from 46,229,822 shares, or 3.6% of shares issued, on 31 March 2002, to 72,852,244 shares, or 5.7% of shares issued, on 30 June 2002, reflecting our continuous buyback for cancellation, and funding needs of our employee share participation and option programs.

      Of these treasury shares, 35,383,372 shares were purchased under our current second line buyback program and 28,818,690 under the 2001 repurchase program. The remaining 8,650,182 shares were held for general treasury purposes, including coverage of employee share and option programs, and for market making activities by UBS Warburg. UBS Warburg acts as a market maker in UBS shares as well as derivatives related to those shares and may hold a significant amount of UBS shares as a hedge for derivatives issued to retail and institutional investors. Changes in its trading approach can lead to fluctuations in the size of our direct holding of UBS shares.

UBS Switzerland
13 August 2002

UBS Switzerland

[PHOTO OMITTED]
Stephan Haeringer
CEO UBS Switzerland and
CEO Private and Corporate Clients

[PHOTO OMITTED]
Georges Gagnebin
CEO Private Banking

Private and Corporate Clients' pre-tax profit was CHF 690 million in second quarter 2002, down 2% from the record first quarter 2002 result. The cost/income ratio remained unchanged at 55% in second quarter 2002, demonstrating ongoing cost discipline. In second quarter 2002, Private Banking's profit before tax was CHF 574 million, a 4% decline from the first quarter result. Net new money was CHF 3.5 billion for the quarter, showing continued strength in asset gathering.

Business Group Reporting

                                                            Quarter ended               % change from           Year-to-date
                                                 -----------------------------------    --------------      --------------------
CHF million, except where indicated              30.6.02      31.3.02        30.6.01    1Q02      2Q01      30.6.02      30.6.01
--------------------------------------------------------------------------------------------------------------------------------
Income                                             3,258       3,351(1)       3,481       (3)      (6)      6,609(1)       6,979
Credit loss expense(2)                               (82)        (93)          (156)     (12)     (47)       (175)          (341)
--------------------------------------------------------------------------------------------------------------------------------
Total operating income                             3,176       3,258          3,325       (3)      (4)      6,434          6,638
--------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                 1,170       1,227          1,243       (5)      (6)      2,397          2,479
General and administrative expenses                  595         573            639        4       (7)      1,168          1,212
Depreciation                                         121         125            149       (3)     (19)        246            293
Amortization of goodwill and
other intangible assets                               26          27             28       (4)      (7)         53             56
--------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                           1,912       1,952          2,059       (2)      (7)      3,864          4,040
--------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax              1,264       1,306          1,266       (3)       0       2,570          2,598
================================================================================================================================
Business Group performance before tax
and goodwill(3)                                    1,290       1,333          1,294       (3)       0       2,623          2,654

Additional information
Regulatory equity allocated (average)              9,000       8,850          9,650        2       (7)
Cost / income ratio (%)(4)                            59          58             59                            58             58
Cost / income ratio before goodwill (%)(3,4)          58          57             58                            58             57
================================================================================================================================

(1) Excludes significant financial event: Gain on disposal of Hyposwiss of CHF 155 million. (2) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported in the business units (see Note 2 to the Financial Statements). (3) Excludes the amortization of goodwill and other intangible assets. (4) Operating expenses / operating income before credit loss expense.

UBS Switzerland becomes UBS Wealth Management & Business Banking

On 14 May 2002, we announced new management and a new name for the UBS Switzerland Business Group. Along with the new name, UBS Wealth Management & Business Banking, which we introduced on 1 July, we implemented a few organizational improvements. All product development has been consolidated into a Products and Services team, while the new Market Strategy & Development team provides comprehensive marketing services (from data mining to advertising) for the whole Business Group, giving added momentum to our sales processes. High-end affluent clients that were previously the responsibility of the Private and Corporate Clients unit are now clients of Private Banking, with their advisor relationships, however, remaining the same. The individual and corporate client units, previously known as Private and Corporate Clients, were combined under the new name of Business Banking.

UBS Switzerland
13 August 2002

      Marcel Rohner, formerly Deputy CEO and COO of the Private Banking unit, has been appointed as Stephan Haeringer's successor at the head of the Business Group. Stephan Haeringer, following an extremely successful tenure at UBS Switzerland during which profitability and performance improved substantially, has joined the Corporate Center as Deputy President of the Group Executive Board. He will now focus on further developing our integrated business model and work on cost and risk control processes across the Group. Georges Gagnebin, whose career now spans 30 years in private banking, latterly as CEO of our Private Banking unit, has been appointed Chairman of UBS Wealth Management & Business Banking, where he will focus on further developing our private banking franchise and deepening relationships with key private banking clients. Stephan Haeringer and Georges Gagnebin will remain members of the Group Executive Board.

      The Business Group will continue to report its private banking and retail corporate banking activities separately. In addition, separate revenue data and key performance indicators (KPIs) from the third quarter onwards will be dis-closed for the International Clients and Swiss Clients segments of the private banking business. In order to assure the continued comparability of earnings, we will restate the former UBS Switzerland's 1999, 2000 and 2001 results to reflect the new Business Group structure prior to the publication of the third quarter 2002 report.

e-banking highlights

- The number of active e-banking contracts further increased to 311,000 at the end of June from 305,000 at the end of March.

- The share of payment transactions entered via e-banking went up to 29.8% at the end of June from 28.4% at the end of March, while the proportion of stock exchange transactions entered online remained unchanged from the end of the prior quarter at 11.5%.

[E-BANKING CONTRACTS LINE GRAPH OMITTED]

[E-BANKING STOCK EXCHANGE TRANSACTIONS LINE GRAPH OMITTED]

[E-BANKING PAYMENT ORDERS LINE GRAPH OMITTED]

Private and Corporate Clients

Business Unit Reporting

                                                                 Quarter ended                % change from        Year-to-date
                                                       ---------------------------------     --------------     --------------------
CHF million, except where indicated                    30.6.02      31.3.02      30.6.01     1Q02      2Q01     30.6.02      30.6.01
------------------------------------------------------------------------------------------------------------------------------------
Income                                                   1,691        1,752        1,857       (3)       (9)      3,443       3,695
Credit loss expense(1)                                     (77)         (87)        (150)     (11)      (49)       (164)       (327)
------------------------------------------------------------------------------------------------------------------------------------
Total operating income                                   1,614        1,665        1,707       (3)       (5)      3,279       3,368
------------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                         681          731          791       (7)      (14)      1,412       1,569
General and administrative expenses                        154          132          246       17       (37)        286         452
Depreciation                                                89           97          119       (8)      (25)        186         231
Amortization of goodwill and
other intangible assets                                      0            0            0                              0           0
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                   924          960        1,156       (4)      (20)      1,884       2,252
------------------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                       690          705          551       (2)       25       1,395       1,116
====================================================================================================================================
Business unit performance before tax
and goodwill(2)                                            690          705          551       (2)       25       1,395       1,116

KPI's
Invested assets (CHF billion)                              298          314          324       (5)       (8)
Net new money (CHF billion)(3)                            (1.1)         1.3          0.8                            0.2         4.0
------------------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(4)                                  55           55           62                             55          61
Cost / income ratio before goodwill (%)(2, 4)               55           55           62                             55          61
------------------------------------------------------------------------------------------------------------------------------------
Non-performing loans / gross
loans outstanding (%)                                      4.1          4.2          5.1
Impaired loans / gross loans outstanding (%)               6.6          7.1          8.0
====================================================================================================================================

                                                                                             % change from
Additional information                                                                       -------------
As at                                                  30.6.02      31.3.02      30.6.01      1Q02     2Q01      30.6.02     30.6.01
------------------------------------------------------------------------------------------------------------------------------------
Deferred releases included in
credit loss expense(1)                                      56           53           21        6       167         109          33
Client assets (CHF billion)                                638          654          673       (2)       (5)
Regulatory equity allocated (average)                    6,150        6,000        6,500        2        (5)
Headcount (full time equivalents)                       19,804       19,963       20,703       (1)       (4)
------------------------------------------------------------------------------------------------------------------------------------

(1) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported in the business units (see Note 2 to the Financial Statements). Deferred releases represent amortization of historical differences between actual credit losses and actuarial expected loss (for more information, please refer to pages 34 - 35 of the UBS Financial Report 2001). (2) Excludes the amortization of goodwill and other intangible assets. (3) Excludes dividend and interest income. (4) Operating expenses / operating income before credit loss expense.

Key performance indicators

Private and Corporate Clients achieved another excellent result in the second quarter. Although just short of last quarter's record result, it was clearly above every other quarter. The cost/ income ratio remained unchanged from the prior quarter at 55%, proving our ability to control costs in an environment of depressed revenues. Net new money in Private and Corporate Clients was a negative CHF 1.1 billion due to outflows in the Corporate Clients area, compared to the CHF 1.3 billion inflow for the business unit in the first quarter. The level of invested assets declined to CHF 298 billion on 30 June 2002 from CHF 314 billion on

UBS Switzerland
13 August 2002

[PRE-GOODWILL COST/INCOME RATIO(%) BAR GRAPH OMITTED]

[IMPAIRED LOANS/GROSS LOANS (%) BAR GRAPH OMITTED]

31 March 2002, driven by the significant decline in equity markets and the fall of the US dollar against the Swiss franc.

      At the end of second quarter 2002, the Private and Corporate Clients loan portfolio, at CHF 150 billion, remained unchanged from the end of the first quarter. While loans to financial institutions rose slightly, the recovery portfolio saw a further decline to CHF 10.3 billion in second quarter 2002 from CHF 11.3 billion in the first. This positive development was also reflected in the key credit quality ratios: the non-performing loan ratio declined to 4.1% from 4.2% over the period, while the ratio of impaired loans to gross loans saw a further improvement, falling to 6.6% from 7.1%.

--------------------------------------------------------------------------------
e-banking as part of our multichannel strategy

Clients now demand far more flexibility from financial services providers, requiring banks to provide a number of different distribution channels that complement traditional retail networks.

After the 1998 merger between our two predecessor banks, Swiss Bank Corporation and Union Bank of Switzerland, efforts were intensified to launch new distribution channels that would serve to complement and strengthen our retail networks. This resulted in the introduction of multifunctional Automated Teller Machines (ATMs) along with a new, streamlined Swiss branch network. e-banking's introduction in 1998 provided an additional distribution platform, giving us a number of different channels through which to deliver services to clients, and helping us to change the focus of activity at our branch network. Where once the focus of our branches was transaction processing, now the emphasis is on providing our clients with comprehensive financial advice.

      The integration of the SBC and UBS information technology platforms in the year of the merger provided the catalyst for today's multichannel strategy. Early on, a decision was taken to establish a consistent, integrated service offering stretching across all channels - from traditional to online. Instead of making large, one-time investments in spectacular, individual initiatives such as an online share trading system, we instead emphasized integrated solutions culminating in 1999's launch of the second version of our e-banking interface, which is easy-to-use, and for which clients do not need to install any software on their PCs (it is also continuously updated). We will continue to view online platforms and distribution networks as an integral, natural component of our overall offering - ideally supplementing the physical distribution network.

      From 1999 until 2001, we primarily focused on improving the overall recognition and acceptance of UBS e-banking services in Switzerland, while helping to increase UBS Switzerland's overall efficiency by shifting standard transactions into newer distribution channels. Evidence now shows that our e-channels help us acquire new assets while intensifying the contact we have with existing clients. Clients with an e-banking contract take greater advantage of our palette of high-end services, such as reporting and portfolio-based services, as opposed to the basic information and transaction-related services. We also have higher retention rates with e-banking clients. Another channel that is experiencing impressive capacity usage is our network of ATMs. Around 90% of cash withdrawals by retail clients are now made with ATMs. New models such as Bancomat plus and Multimat, offer far greater functionality (for example, the

      Private and Corporate Clients' net interest income fell slightly in comparison to last quarter. The main reason for the decrease was lower revenues from Swiss franc cash accounts, caused by falling interest rates. In addition, the lower US dollar led to a decline in the Swiss franc equivalent of US dollar interest rate revenues. On the asset side, we had a slight decrease in the volume of our mortgage portfolio.

Initiatives and achievements

Official partner of the national exhibition

UBS is one of the official partners of Expo.02, Switzerland's sixth national exhibition, which started on 15 May and will end on 20 October. The event, which is held roughly every 25-30 years, provides an opportunity for Switzerland to unite around a project of cultural significance. UBS is exclusively providing banking services for the event. We are managing all the payment, settlement and information systems at the exhibition's four sites in Biel, Neuchatel, Yverdon and Murten with a temporary branch at each site and 18 Automated Teller Machines
(ATMs) spread throughout. In addition, we are sponsoring 40 classical music events in Murten, also the location of our "UBS Hospitality House", used for related client events.

Strategic Project Portfolio

Our Strategic Project Portfolio, which groups the most important initiatives of Private and Corporate Clients, continues to realize cost synergies and improve revenue generation. The "Optima" project is on track to cut the number of our internal service centers to four from nine by the end of this year, giving us a leaner, more efficient physical logistics structure.

--------------------------------------------------------------------------------
possibility to make cash deposits and custody account queries) than the ones they are replacing.

      In the future, our e-banking services will focus on increasing the proportion of our retail clients who have an e-banking contract. We aim to significantly increase the number of products available via e-banking, attract new clients, and motivate existing clients to more actively use their e-banking accounts. Our pricing structure will support these efforts, as clients directly benefit from lower costs if and when they use e-channels for making payments or securities transactions.

      We will also increase the e-banking services provided to affluent clients, with the goal of enhancing communication and interaction between clients and the bank. "Secure Messaging", a secure two-way messaging system for clients and their advisors, is an example of that. Clients who use it do not need to send unprotected e-mail messages via the internet. Another offering is our system of e-alerts for market price movements relating to a client's portfolio, which sends a message to the client and advisor simultaneously when a price limit has been reached. Also, affluent clients are now able to have online access to company specific, in-depth research information that includes investment recommendations individually tailored to their needs.

      Despite the widespread growth and popularity of the internet in recent years, some UBS clients may not have regular online access, which is why we are constantly looking for other ways to bring e-banking services to them. Giving clients access to e-banking by telephone is one of them. Clients who call a UBS e-banking number can either talk to an advisor or call up their account information and carry out basic transactions using spoken commands via our UBS Voice service. Calls to individual branches are diverted to one of eight call centers in Switzerland. Since most enquiries are routine, 70% can be handled directly in the call centers, freeing client advisors working in branches from some of their administrative duties, giving them more time to work with clients.

      e-banking's popularity with clients can be illustrated by hard figures. At the end of June 2002, 311,000 clients actively used their e-banking service. In the retail segment, approximately 60% of stock exchange orders are carried out online. More impressively, by the end of last year, we saw the number of online payment orders exceed manual payments. As recently as 1999, three times as many payment orders were manually entered compared to those conducted online.

[LINE GRAPH OMITTED]

UBS Switzerland
13 August 2002

      Another strategic project aims to fully automate our Swiss lombard credit business (loans against pledged securities), allowing us to process a larger number of transactions using current resources. A software application being developed will provide client advisors and credit risk controllers with faster and more detailed information, and all the functionality necessary for the credit decision process.

Results

Private and Corporate Clients pre-tax profit was CHF 690 million in second quarter 2002, down 2% from the record first quarter 2002 result. While the adverse market environment put pressure on revenues, Private and Corporate Clients managed to offset that impact by tightly managing costs. In first half 2002, pre-tax profit was CHF 1,395 million, up 25% from the same period last year.

[BAR CHART OMITTED]

Operating income

Second quarter operating income, at CHF 1,614 million, was 3% below the previous quarter, impacted by lower interest and fee income. The first quarter included some items not repeated in the second quarter. However, operating income benefited from lower credit loss expenses of CHF 77 million in the second quarter, down 11% due to an increase in deferred releases from prior quarters' actual loss performance as well as the continuing improvement in the quality of our loan portfolio.

Operating expenses

Operating expenses declined a further 4% from last quarter to an all-time low of CHF 924 million. It is the fourth consecutive quarter that operating expenses have fallen. Personnel expenses, fell to CHF 681 million, down 7% in second quarter 2002 from the first, with the decrease mainly due to lower performance-related compensation rates. General and administrative expenses rose 17% to CHF 154 million due to higher project-related costs. Depreciation further decreased by 8% from first quarter 2002 to CHF 89 million, resulting from lower charges for information technology equipment which is increasingly being leased instead of purchased.

Headcount

Between 31 March 2002 and 30 June 2002, headcount at Private and Corporate Clients fell by a further 159 employees to 19,804 as cost controls resulting from the Strategic Project Portfolio saw continued, systematic implementation.

[BAR CHART OMITTED]

Outlook

We remain determined to continually improve our profitability and will keep managing our cost base in line with revenue developments, which should help us maintain performance despite the weak market environment.

Private Banking

Business Unit Reporting

                                                             Quarter ended                 % change from            Year-to-date
                                                   ----------------------------------     ---------------     ---------------------
CHF million, except where indicated                30.6.02      31.3.02       30.6.01     1Q02       2Q01     30.6.02       30.6.01
-----------------------------------------------------------------------------------------------------------------------------------
Income                                               1,567       1,599(1)       1,624       (2)       (4)      3,166(1)       3,284
Credit loss expense(2)                                  (5)         (6)            (6)     (17)      (17)        (11)           (14)
-----------------------------------------------------------------------------------------------------------------------------------
Total operating income                               1,562       1,593          1,618       (2)       (3)      3,155          3,270
-----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                     489         496            452       (1)        8         985            910
General and administrative expenses                    441         441            393        0        12         882            760
Depreciation                                            32          28             30       14         7          60             62
Amortization of goodwill and
other intangible assets                                 26          27             28       (4)       (7)         53             56
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                               988         992            903        0         9       1,980          1,788
-----------------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                   574         601            715       (4)      (20)      1,175          1,482
===================================================================================================================================
Business unit performance before tax
and goodwill(3)                                        600         628            743       (4)      (19)      1,228          1,538

KPI's
Invested assets (CHF billion)                          639         697            730       (8)      (12)
Net new money (CHF billion)(4)                         3.5         2.6            9.5                            6.1           14.0
-----------------------------------------------------------------------------------------------------------------------------------
Gross margin on invested assets (bps)(5)                94          92             91        2         3          94             93
-----------------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(6)                              63          62             56                             63             54
Cost / income ratio before goodwill (%)(3, 6)           61          60             54                             61             53
Cost / income ratio before
goodwill and excluding the European
Wealth Management Initiative (%)(3, 6)                  54          54             48                             54             47
-----------------------------------------------------------------------------------------------------------------------------------
Client advisors (full time equivalents)              2,680       2,589          2,237        4        20
===================================================================================================================================

KPI's for the European
Wealth Management Initiative
Income                                                  49          43             31       14        58          92             75
-----------------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                           26          23             13       13       100
Net new money (CHF billion)(4)                         1.8         1.3            1.1                            3.1            1.9
-----------------------------------------------------------------------------------------------------------------------------------
Client advisors (full time equivalents)                502         445            254       13        98
===================================================================================================================================

                                                                                          % change from
Additional information                                                                    -------------
As at                                            30.6.02     31.3.02        30.6.01       1Q02      2Q01
-----------------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                          793         859            887         (8)     (11)
Regulatory equity allocated (average)              2,850       2,850          3,150          0      (10)
Headcount (full time equivalents)                  9,573       9,399          9,131          2        5
-----------------------------------------------------------------------------------------------------------------------------------

(1) Excludes significant financial event: Gain on disposal of Hyposwiss of CHF 155 million. (2) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported in the business units (see Note 2 to the Financial Statements). (3) Excludes the amortization of goodwill and other intangible assets. (4) Excludes dividend and interest income. (5) Annualized income / average invested assets. (6) Operating expenses / operating income before credit loss expense.

UBS Switzerland
13 August 2002

Key performance indicators

Despite the outflows due to the Italian tax amnesty ('scudo fiscale') and the difficult market environment, net new money in second quarter 2002 was CHF 3.5 billion, up CHF 0.9 billion from first quarter, with inflows mainly from non-Swiss clients. In the second quarter we again retained within our Italian domestic business almost half or CHF 3.0 billion of the total repatriation of CHF 6.8 billion related to the tax amnesty.

[BAR CHART OMITTED]

      However, the drop in global equity markets and the depreciation of the US dollar led to an 8% fall in the level of invested assets to CHF 639 billion on 30 June 2002, down from CHF 697 billion on 31 March 2002.

[BAR CHART OMITTED]

      Gross margins on invested assets increased by 2 basis points to 94 basis points in the second quarter from the first. Due to the overall market decline and the practice of fixing fees on prior quarter asset levels, the asset base decreased significantly more than revenues this quarter. Revenues dropped only modestly by 2% from first quarter while average assets dropped by 4%, giving a temporary uplift to the margin.

[BAR CHART OMITTED]

      The pre-goodwill cost/income ratio, at 61% in second quarter 2002, rose from 60% in first quarter 2002, reflecting lower revenues and further investments in building up our European domestic business. Excluding the European wealth management initiative, the cost/income ratio remained unchanged from the prior quarter at 54%.

[BAR CHART OMITTED]

European wealth management

Our European wealth management initiative showed encouraging results. Net new money increased to CHF 1.8 billion in second quarter 2002 from CHF 1.3 billion in the first. Private Banking clients transferred an additional CHF

3.0 billion from Switzerland to the domestic Italian business due to the tax amnesty.

      Income of CHF 49 million was up 14% on the first quarter, despite the persistent difficult market conditions, reaching its highest level since we started the initiative in first quarter 2001.

      The recruitment of new client advisors continues. A further 57 client advisors joined UBS in the second quarter, bringing the total number of client advisors in our European domestic business to 502 at the end of June. The number of client advisors has now almost doubled in the last year.

[BAR CHART OMITTED]

      In June, the opening of a new branch in Nantes extended the existing branch network in France which includes Bordeaux, Lyon, Marseille, and Paris.

Managed Accounts Programs (MAPs)

The transition to open product architecture is having a profound impact on the private banking industry and we are playing a leading role in that shift by offering our clients first-class, thoroughly screened third party investment solutions. Private Banking's client advisors can specifically match the mix of products and services to the individual needs and risk profile of each client.

      In that context, UBS has rolled out a line of services called Managed Accounts Programs. Similar to UBS PaineWebber's PACE and ACCESS products, MAPs are a key offering of the European wealth management initiative. They consist of a combined mutual fund and investment manager account package that focuses on each client's investment needs.

      MAPs have an extremely flexible structure. They are offered on a discretionary and non-discretionary basis and in a number of currencies. Clients can use a MAP to diversify their assets by choosing from a variety of successful third party money managers. Within UBS itself, we have a team of 15 dedicated European analysts who constantly observe the market and identify potential investment opportunities.

      What is unique about MAPs is that we have given clients with invested assets of EUR 1 million direct access to money management expertise that until now was generally available to institutional investors only with EUR 20 million or more.

      Our success with MAPs is tangible. In France and Italy, for example, around a quarter of the invested assets we acquired in the first half of 2002 went into MAPs.

Initiatives and achievements

UBS receives Bahrain banking license

UBS is intent on taking advantage of the solid growth opportunities offered by the sharia-compliant wealth management market.

      To that end, UBS in May received a banking license in Bahrain, which has become the leading Islamic financial center in the Gulf region over the past few years.

      The license has allowed UBS to start building a specialized banking entity for sharia-compliant wealth management services. The new entity, set up as a joint venture between Private Banking and UBS Warburg, will combine Private Banking's client and advisory expertise with UBS Warburg's product structuring skills and institutional client expertise. It is expected to become operational in September 2002 under the name Noriba Bank and is the first international bank that fully specializes in sharia-compliant wealth management services.

      Noriba Bank will also act as a "global booking center" for all UBS's sharia-compliant products and will be the focal point for all future Islamic banking initiatives.

Expanding our life insurance offering

Our open architecture strategy is based on offering clients a carefully screened selection of third party products that complements our own. Life insurance products are a good example of that. Our UBS Life business focuses on the sale of unit-linked products. They are sold alongside more traditional life insurance policies from third party partners. In that context, we

UBS Switzerland
13 August 2002

have recently added insurance products from Baloise to our range, which also comprises products from Providentia, Zurich Financial, and Swiss Life.

      In 2001, over 3,000 clients bought life insurance from the UBS Life business, ranking it among the top seven providers in the Swiss market for unit-linked insurance.

Investment performance

UBS Strategy Funds again saw mixed results in the second quarter, reflecting global financial market developments. However, over 80% of the funds outperformed their peers, especially those denominated in euro and Swiss francs. Financial market sentiment deteriorated throughout the second quarter because of the prevailing uncertainty about the strength of the global economic recovery as well as increasing investor anxiety about the transparency of corporate accounts. Equity markets were hit the hardest in the period, closing the quarter substantially lower.

      Our graph below illustrates how pure equity funds saw, in absolute terms, a clearly negative performance in the second quarter - in line with global equity market developments. Contrasting that, funds with higher bond weightings produced better absolute returns. Funds denominated in US dollars reported the best performance in absolute terms because of their weightings towards US bonds, which outperformed European and Swiss bonds. Furthermore, they benefited from the appreciation of most other major currencies against the US dollar.

      When looking at the overall performance of UBS Strategy Funds, we see that their performance benefited from the chosen currency strategy and the market selection of equities. The asset allocation, however, which was slightly tilted towards equities in the second quarter, had a negative impact on the performance.

Results

In second quarter 2002, Private Banking's profit before tax was CHF 574 million, a 4% decline from the first quarter result of CHF 601 million, against a backdrop of very low investor confidence.

[BAR CHART OMITTED]

Operating income

Operating income in second quarter 2002 decreased 2% from the first quarter to CHF 1,562 million, mainly due to lower asset based revenues, which fell by 2%. Transaction based revenues only fell 1% despite the difficult market environment. Asset based revenues in the second quarter comprised 71% of total income.

[BAR CHART OMITTED]

[BAR CHART OMITTED]

Operating expenses

Costs remained under tight control despite the investment in the European wealth management initiative. Operating expenses were CHF 988 million, CHF 4 million lower than in the first quarter. Personnel expenses decreased from first quarter by CHF 7 million to CHF 489 million despite a slightly increased headcount, mainly due to lower performance-related compensation. General and administrative expenses remained unchanged at CHF 441 million in the period.

Headcount

Headcount, at 9,573, rose by 174 during the quarter, driven by our ongoing expansion in Europe.

Outlook

UBS Private Banking produced solid results in the first half of the year given the difficult financial markets. Despite the outflows related to the Italian tax amnesty and the adverse environment, net new money inflows remain positive.

      We are confident that our clear long term strategy will provide a good basis for future growth once markets and sentiment recover. The further build-up of our European domestic presence remains a key element of our strategic plans.

UBS Global Asset Management
13 August 2002

UBS Global Asset Management

[PHOTO OMITTED]
John Fraser
Chairman and CEO
UBS Global Asset Management

UBS Global Asset ManagementUBS Global Asset Management's pre-tax profit, at CHF 59 million in second quarter 2002, fell 21% from first quarter, primarily due to the drop in market values of invested assets, resulting in lower management and performance fees. Institutional net new money was strong in the second quarter, with inflows of CHF 1.8 billion, while outflows from money market and fixed income funds led to negative net new money of CHF 4.9 billion in the intermediary business.

Business Group Reporting

                                                                    Quarter ended               % change from         Year-to-date
                                                       -----------------------------------     ---------------    ------------------
CHF million, except where indicated                    30.6.02         31.3.02     30.6.01     1Q02       2Q01    30.6.02    30.6.01
------------------------------------------------------------------------------------------------------------------------------------
Institutional fees                                         208             280         277      (26)      (25)        488        634
Wholesale Intermediary fees                                283             276         264        3         7         559        482
------------------------------------------------------------------------------------------------------------------------------------
Total operating income                                     491             556         541      (12)       (9)      1,047      1,116
------------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                         238             264         272      (10)      (13)        502        543
General and administrative expenses                        115             136         130      (15)      (12)        251        269
Depreciation                                                 9               7          10       29       (10)         16         21
Amortization of goodwill and
other intangible assets                                     70              74          73       (5)       (4)        144        143
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                   432             481         485      (10)      (11)        913        976
------------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                       59              75          56      (21)        5         134        140
====================================================================================================================================
Business Group performance before tax
and goodwill(1)                                            129             149         129      (13)        0         278        283

KPI's
Cost / income ratio (%)(2)                                  88              87          90                             87         87
Cost / income ratio before goodwill (%)(1, 2)               74              73          76                             73         75
====================================================================================================================================

Institutional
Invested assets (CHF billion)                              309(3)          330         318       (6)       (3)
Net new money (CHF billion)(4)                             1.8            (1.6)        5.2                            0.2        1.9
Gross margin on invested assets (bps)(5)                    26              34          36      (24)      (28)         30         40
====================================================================================================================================

Wholesale Intermediary
Invested assets (CHF billion)                              303             347         348      (13)      (13)
Net new money (CHF billion)(4)                            (4.9)            2.0         0.8                           (2.9)      11.5
Gross margin on invested assets (bps)(5)                    35              32          31        9        13          34         29
====================================================================================================================================

                                                                                               % change from
Additional information                                                                         -------------
As at                                                   30.6.02         31.3.02      30.6.01    1Q02      2Q01
------------------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                                612             677         666      (10)       (8)
Regulatory equity allocated (average)                    1,800           1,950       1,850       (8)       (3)
Headcount (full time equivalents)                        3,367           3,336       3,180        1         6
------------------------------------------------------------------------------------------------------------------------------------

(1)   Excludes the amortization of goodwill and other intangible assets.

(2)   Operating expenses / operating income.

(3) Includes invested assets of CHF 7.7 billion, formerly reported as Mutual Funds (now renamed Wholesale Intermediary). Prior quarters are shown according to the old classification.

(4)   Excludes interest and dividend income.

(5)   Annualized income / average invested assets.

Key performance indicators

The pre-goodwill cost/income ratio was 74% in second quarter 2002, up slightly from 73% in the first quarter but down from 76% a year earlier. Overall, we continue to focus on constraining costs in a difficult market environment.

[BAR CHART OMITTED]

Reclassifying assets

In order to better differentiate the client segments we serve, our asset and revenue categories have been redefined. Our two main classifications will now be "Institutional" and "Wholesale Intermediary" - replacing the previous "Institutional" and "Mutual Funds" - to better reflect the underlying client relationship rather than a mix of client and product classifications. Because of this, we have reclassified CHF 7.7 billion in mutual fund invested assets as institutional invested assets. This has no net impact on our overall asset level and prior periods have not been restated because of the minor impact of the change.

Institutional

Invested assets at the end of second quarter 2002 declined to CHF 309 billion from CHF 330 billion at the end of the first quarter, primarily due to negative currency movements related to the US dollar and negative market movements.

[BAR CHART OMITTED]

      Net new money in the second quarter was CHF 1.8 billion, compared to the CHF 1.6 billion outflow in the first quarter. This was a result of strong inflows in equity mandates across the world, particularly in Asia Pacific and the Americas.

      The gross margin declined to 26 basis points in the second quarter from 34 basis points in the first quarter, primarily due to lower performance fees and lower income from seed capital investments, as well as outflows from higher margin alternative assets.

[BAR CHART OMITTED]

Wholesale Intermediary

Invested assets fell to CHF 303 billion in second quarter 2002 from CHF 347 billion in the first quarter as a result of negative currency and market movements.

[BAR CHART OMITTED]

      Mutual fund markets continue to face a difficult environment as two of our key markets showed overall outflows in net new money. According to Lipper, the Swiss market had overall outflows in the second quarter of CHF 3.9 billion. In the US, the Investment Company Institute reported outflows of USD 31.7 bil-

UBS Global Asset Management
13 August 2002

lion, mainly driven by outflows in money market funds.

      Against this background, net new money was a negative CHF 4.9 billion. US money market accounts experienced an outflow of CHF 4.7 billion, representing a majority of the overall outflow. Positive inflows into GAM's high margin equity and alternative products partially offset the money market outflows.

      The gross margin rose to 35 basis points in second quarter 2002 from 32 basis points in the first quarter as a result of the changing asset mix and inflows into higher margin GAM and equity funds.

[BAR CHART OMITTED]

Investment capabilities and performance

Despite an extremely difficult equity market environment in the second quarter, UBS Global Asset Management strengthened its relative investment performance. Investors remain concerned about corporate scandals, accounting uncertainties, and excessive debt burdens. The US equity markets experienced significant declines across most sectors with the global markets following their lead. Despite that, our Global Equity Composite currently has annualized returns for the recent 1-, 3-, and 5-year periods that are substantially ahead of the MSCI World Equity Free Index. Our US Equity Composite, measured against the Wilshire 5000 Index, outperformed by wide margins in the same periods as did the UK Balanced Equity portfolio versus its peer group benchmarks such as the FTSE All-share index.

      Global bond markets rallied in the second quarter due to the renewed risk of a global economic downturn, the re-emergence of political tensions in the Middle East and the possibility of further terrorist attacks. Our Global Bond Composite, currently about 200 basis points ahead of the Salomon WGBI (in USD), has returned nearly 10% in the year to date. The portfolio also remains in line or ahead of the index for the 1-, 3-, and 5-year periods. The US bond markets performed well despite corporate downgrades of some of the largest credit issuers. Our US Bond Composite has performed in line with the Lehman US Aggregate Index in the year to date, returning nearly 4%. It is slightly outperforming the index for the 1-, 3-, and 5-year periods.

      Our balanced Multi-Asset Composite continued its excellent record since its inception in 1981. The composite moved further ahead of its index (Multiple Markets Index) in the second quarter. It now stands nearly 1100 basis points ahead in the one year period, was nearly 600 basis points ahead for 3-year annualized returns and more than 200 basis points ahead for the 5 year period.

Initiatives and achievements

Private Wealth Solutions

In the first half of 2002, we intensified promotion of the Private Wealth Solutions (PWS) platform, which was launched in December 2001. Aimed at high net worth clients in the US, PWS is a managed account that provides individual access to our global investment platform and expertise using an innovative and leading-edge technology platform through UBS PaineWebber and other financial intermediaries. In the year to date, the program has exceeded our initial expectations and captured more than CHF 300 million in net new assets.

Strengthening wholesale intermediary relationships

We are also stepping up efforts to strengthen our relationships in the wholesale market with third party financial institutions. A recent example of that is the CHF 500 million US Equity mandate awarded by Allmerica Financial.

      In the UK, we launched three funds in June for retail clients: a UK equity fund, a global equity fund and a multi-asset fund. All of them are being distributed by wholesale intermediaries in the British retail sector. The first, the UK Select Fund, invests in UK equities in similar fashion to our UK Equity solution for institutional clients. The second, a global equity fund called the Global Optimal Fund, covers 13 major global sectors (excluding UK equities) while the third, the multi-asset fund, caters to investors looking for a diverse spread of assets in the global equity, fixed income and money markets. All three funds will use the research expertise of our 86 equity analysts located around the world.

Results

UBS Global Asset Management's pre-tax profit, at CHF 59 million in second quarter 2002, fell from CHF 75 million in the first quarter. This was driven by reduced management fees due to market driven declines in invested assets, lower O'Connor management fees and a fall in overall performance fees - all of which were partially offset by reduced incentive compensation expenses.

[BAR CHART OMITTED]

Operating income

Operating income declined to CHF 491 million in second quarter 2002 from CHF 556 million in the first quarter, reflecting the declining value of the US dollar and lower performance fees.

      Institutional income declined to CHF 208 million in second quarter 2002 from CHF 280 million in the first quarter, due to lower management fees at O'Connor, reduced performance fees throughout the business and a weakening of the US dollar and British sterling against the Swiss franc. Despite the difficult market environment, earnings from our core business remain stable. O'Connor, however, has experienced a challenging year as performance fees have fallen significantly.

      Wholesale Intermediary revenues increased to CHF 283 million in second quarter 2002 from CHF 276 million in the first quarter as a result of net new money flows into higher margin GAM asset classes. The increase, however, was partially offset by negative currency movements related to the US dollar.

Operating expenses

As a result of our continued focus on managing costs, operating expenses declined 10% to CHF 432 million in the second quarter from the first. Personnel expenses fell 10% versus the first quarter to CHF 238 million as a result of lower incentive based compensation and the declining value of the US dollar against the Swiss franc. The dollar's weakening combined with a thorough review of our project and discretionary expenses resulted in a 15% decline in general and administrative expenses in second quarter 2002 as compared to the first quarter. Goodwill amortization, at CHF 70 million in the second quarter, was lower than the CHF 74 million reported in the first quarter, impacted by the declining value of the US dollar.

Headcount

Headcount increased a modest 1% to 3,367 in second quarter 2002 from the first quarter primarily due to growth at GAM. We continue to rebalance our current headcount towards revenue producing activities. Compared with the same time last year, headcount rose because of our acquisition of RT Capital in the third quarter of 2001.

[BAR CHART OMITTED]

Outlook

Global equity markets continue to be volatile. Despite our positive relative investment performance, it will be difficult to overcome the negative effect of declining asset levels on fees. Because of the prevailing environment, we will continue to focus on keeping costs at a minimum, while continuing to produce a strong relative investment performance. At the same time, our improved sales processes should allow us to increase our level of invested assets and revenues steadily when investor sentiment and market direction turn more favorable.

UBS Warburg
13 August 2002

UBS Warburg

[PHOTO OMITTED]
John Costas
CEO UBS Warburg

The Corporate & Institutional Client business unit recorded a profit before tax of CHF 938 million in second quarter 2002. This represented a decline of 8% from the same period a year earlier and 2% from the first quarter as market conditions remained very challenging. Cost flexibility was demonstrated by a pre-goodwill cost/income ratio of 72% and a compensation ratio of 54%. UBS Capital recorded a disappointing pre-tax loss of CHF 519 million in second quarter 2002, due to deteriorating valuations and limited exit opportunities.

Business Group Reporting

                                                                Quarter ended                % change from         Year-to-date
                                                      ---------------------------------     ---------------    ---------------------
CHF million, except where indicated                   30.6.02      31.3.02      30.6.01     1Q02       2Q01     30.6.02     30.6.01
------------------------------------------------------------------------------------------------------------------------------------
Income                                                  3,326        3,741        3,980       (11)      (16)      7,067       8,213
Credit loss expense(1)                                    (26)         (40)         (28)      (35)       (7)        (66)        (63)
-----------------------------------------------------------------------------------------------------------------------------------
Total operating income                                  3,300        3,701        3,952       (11)      (16)      7,001       8,150
-----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                      2,097        2,439        2,344       (14)      (11)      4,536       4,722
General and administrative expenses                       600          572          719         5       (17)      1,172       1,400
Depreciation                                               98           96          122         2       (20)        194         254
Amortization of goodwill and
other intangible assets                                    86          102          100       (16)      (14)        188         202
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                2,881        3,209        3,285       (10)      (12)      6,090       6,578
-----------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                     419          492          667       (15)      (37)        911       1,572
===================================================================================================================================
Business Group performance before tax
and goodwill(2)                                           505          594          767       (15)      (34)      1,099       1,774

Additional information
Cost / income ratio (%)(3)                                 87           86           83                              86          80
Cost / income ratio before goodwill (%)(2, 3)              84           83           80                              84          78
Net new money (CHF billion)(4)                            0.2          0.1          0.1                             0.3         0.1
Invested assets (CHF billion)                               3            1            1       200       200
Client assets (CHF billion)                               148          114          117        30        26
Regulatory equity allocated (average)                  12,950       13,300       15,200        (3)      (15)
===================================================================================================================================

(1) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported in the business units (see Note 2 to the Financial Statements). (2) Excludes the amortization of goodwill and other intangible assets. (3) Operating expenses / operating income before credit loss expense. (4) Excludes interest and dividend income.

Corporate and Institutional Clients

Business Unit Reporting

                                                                Quarter ended                % change from          Year-to-date
                                                      ---------------------------------     ---------------     -------------------
CHF million, except where indicated                   30.6.02      31.3.02      30.6.01      1Q02      2Q01     30.6.02     30.6.01
-----------------------------------------------------------------------------------------------------------------------------------
Investment banking(1)                                     481          516          722        (7)      (33)        997       1,215
Equities                                                1,462        1,502        1,559        (3)       (6)      2,964       4,016
Fixed income and foreign exchange                       1,836        2,117        1,858       (13)       (1)      3,953       3,355
Non-core business                                          25           38          136       (34)      (82)         63         168
-----------------------------------------------------------------------------------------------------------------------------------
Income                                                  3,804        4,173        4,275        (9)      (11)      7,977       8,754
Credit loss expense(2)                                    (26)         (40)         (28)      (35)       (7)        (66)        (63)
-----------------------------------------------------------------------------------------------------------------------------------
Total operating income                                  3,778        4,133        4,247        (9)      (11)      7,911       8,691
-----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses(3)                                   2,073        2,425        2,302       (15)      (10)      4,498       4,659
General and administrative expenses                       584          556          705         5       (17)      1,140       1,372
Depreciation                                               97           96          121         1       (20)        193         253
Amortization of goodwill and
other intangible assets                                    86          102          100       (16)      (14)        188         202
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                2,840        3,179        3,228       (11)      (12)      6,019       6,486
-----------------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                      938          954        1,019        (2)       (8)      1,892       2,205
===================================================================================================================================
Business unit performance before tax
and goodwill(4)                                         1,024        1,056        1,119        (3)       (8)      2,080       2,407

KPI's
Compensation ratio (%)(5)                                  54           58           54                              56          53
-----------------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(6)                                 75           76           76                              75          74
Cost / income ratio before goodwill (%)(4, 6)              72           74           73                              73          72
-----------------------------------------------------------------------------------------------------------------------------------
Non-performing loans / gross
loans outstanding (%)                                     2.1          2.0          2.3
Impaired loans / gross loans outstanding (%)              4.3          4.2          5.4
Average VaR (10-day 99%)                                  247          274          290       (10)      (15)
===================================================================================================================================

                                                                                             % change from
Additional information                                                                       -------------
As at                                                 30.6.02      31.3.02      30.6.01      1Q02      2Q01      30.6.02     30.6.01
-----------------------------------------------------------------------------------------------------------------------------------
Deferred releases included in
credit loss expense(2)                                     (6)          (6)          11         0                   (12)         23
Regulatory equity allocated (average)                  12,400       12,700       14,500        (2)      (14)
Headcount (full time equivalents)                      16,370       16,168       15,654         1         5
-----------------------------------------------------------------------------------------------------------------------------------

(1) Formerly Corporate finance. (2) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported in the business units (see Note 2 to the Financial Statements). Deferred releases represent amortization of historical differences between actual credit losses and actuarial expected loss (for more information, please refer to pages 34 and 35 of the UBS Financial Report 2001).
(3) Includes retention payments in respect of the PaineWebber acquisition. 2Q02:
CHF 11 million. 1Q02: CHF 12 million. 2Q01: CHF 12 million. (4) Excludes the amortization of goodwill and other intangible assets. (5) Personnel expenses / operating income before credit loss expense. (6) Operating expenses / operating income before credit loss expense.

UBS Warburg
13 August 2002

Key performance indicators

Our performance in the second quarter underscored the strength of our revenue base and our client franchise in a difficult market environment, as well as our ability to manage costs. Despite the continued deterioration in market conditions, our pre-goodwill cost/income ratio was 72%, 1 percentage point lower than second quarter 2001, and down from 74% in first quarter 2002.

[BAR CHART OMITTED]

      Our compensation ratio in second quarter 2002 was 54%, the same as it was in second quarter 2001 but down from 58% in first quarter 2002. The accrual levels for incentive compensation are driven by the revenue mix across business areas and are managed in line with market levels. The exact level of annual performance-related payments is only determined in the fourth quarter.

[BAR CHART OMITTED]

      Market risk utilization, as measured by Value at Risk (10 day, 99% confidence level), decreased to CHF 224.3 million on 30 June 2002 from CHF 278.4 million on 31 March 2002. The average VaR during the quarter also declined in the second quarter from the first, falling to CHF 246.5 million from CHF 274.2 million in first quarter 2002.

[BAR CHART OMITTED]

      Total loans held by UBS Warburg were CHF 61.9 billion on 30 June 2002, a 17.8% or CHF 13.4 billion decline from CHF 75.3 billion on 31 March 2002. More than fifty percent of this drop was due to the decline of the US dollar against the Swiss franc, while the rest is a reflection of our continued effort to limit our international corporate loan exposure. The absolute value of non-performing loans decreased by 13% or CHF 198 million in the second quarter. However, the non-performing loans to gross loans ratio increased slightly from 2.0% to 2.1% in the period, as gross loans dropped more than non-performing loans. The impaired loans to gross loans ratio increased slightly from 4.2% to 4.3%.

[BAR CHART OMITTED]

League table rankings

Mergers and acquisitions

Announced merger and acquisition transaction volumes in the financial industry for the first half of 2002 fell to a five year low, and were down 46% from the first half of 2001. Despite that, we placed sixth globally in the announced transactions category, with a market share of 16.1%. We were eighth globally in completed deals, with a market share of 10.6% in first half 2002.

Key performance indicators: League table rankings


                                                       30.6.02            31.3.02           30.6.01
                                                   ---------------    ---------------    ---------------
                                                            Market             Market             Market
                                                   Rank    share %    Rank    share %    Rank    share %
--------------------------------------------------------------------------------------------------------
Global mergers and acquisitions (completed)(1)        8       10.6       8        8.9       8        8.0
International equity new issues(2)                    5        8.5       3       12.7       1       14.0
========================================================================================================

(1) Source: Thomson Financial Securities. (2) Source: Dealogic EquitywarePlus.

      Significant deals where we provided advice and financing skills included:

- Advisor to Univision on its USD 3.5 billion acquisition of Hispanic Broadcasting, which combined the two leading US Spanish language media companies.

- Joint financial advisor, lead underwriter, joint lead mandated arranger of debt, joint sponsor and joint broker of Kingfisher's proposed GBP 3.2 billion cash offer for the outstanding 34% stake in Castorama, Europe's largest home improvement retailer.

- Financial advisor to Amcor on its EUR 1.7 billion acquisition of the PET containers and closures business of Schmalbach-Lubeca. Joint lead manager and underwriter of the associated AUD 1.2 billion ordinary equity issue and AUD 200 million issue of convertible securities.

- Lead advisor to Heinz, joint bookrunner on the high yield bonds and co-advisor and co-arranger on the senior facilities relating to the spinoff of its tuna, pet food, soup and baby formula businesses to Del Monte Foods Co.

Equity underwriting

In international equity underwriting, we achieved a top five ranking, with a market share of 8.5% for the first half of 2002. We continued to be active in all segments of the equity and equity-linked product groups (IPOs, secondary offerings, convertibles and block trades). Key transactions included:

- Execution of a block trade of CHF 1.5 billion in Novartis shares, which was the largest ever block trade in the Swiss market. We placed the Novartis shares with our global institutional investors in less than one hour, demonstrating the strength and depth of our distribution power.

- Lead manager for Pioneer Investment Management's USD 460 million IPO of Pioneer High Income trust, which was listed on the New York Stock Exchange.

- Joint bookrunner for Teco Energy in its USD 310 million secondary offering.

Fixed income underwriting

In fixed income, we continued to build a sustainable client franchise and maintain profitability. Although we do not seek high league table rankings at the expense of profitability, we continue to hold a top ten spot in bond underwriting. In the first half, we placed eighth in All International Bonds with a 4.9% market share and tenth in Eurobonds with a 3.6% market share. During the second quarter, we were involved in a broad array of transactions, covering all the major capital markets and currencies. They included:

- Lead manager of the multi-tranche GBP 1.4 billion corporate bond issue for General Electric Capital Corporation (GECC), the largest ever sterling issue for a US corporate borrower. In the last 6 months, we have also lead managed bonds denominated in the Japanese, Australian and US currencies.

- Lead manager of the inaugural EUR 465 million bond issue for the Region of Tuscany, extending and consolidating our franchise in the Italian public sector.

Initiatives and achievements

Euromoney award

Our business was awarded one of the industry's leading accolades - Best Investment Bank in the Euromoney Awards for Excellence. The magazine cited our "strength across the board, strong momentum in the key US market and a management discipline that has helped avoid the credit losses and reputational hits that other investments banks have suffered". Besides this, we won several other awards in the same survey including, Best Equity House - Western Europe,

UBS Warburg
13 August 2002

Central & Emerging Europe, Asia Pacific & Latin America and Best Bank and Best Equity House - Switzerland, Best Equity House and Best M&A House - Australia.

Research

We continued to win awards for our global research capabilities from leading independent surveys:

- First in Pan European Equity Research for the second year running, according to the 2002 Thomson Extel Survey. In total, we won 25 awards compared to 20 last year.

- First in Institutional Investor's 2002 Asia Pacific Research Team, improving from our second place last year. We placed third in Institutional Investor's 2002 Latin America Research Team, compared to fifth place a year earlier.

- First in the Wall Street Journal's annual ranking of research analysts, with 15 of our analysts recognized for their stock picking ability.

We also continued to improve our rankings in the increasingly important area of credit research. We ranked fourth in Credit Magazine's investor poll (additionally, in the Euromoney credit research survey, we placed second in high grade utilities, fourth in high grade general industrials, second in high grade autos and fifth in emerging market sovereigns categories). We take the integrity of our research very seriously and ensure that our research staff observe both legal and regulatory requirements and the highest standards of business practice. Our research is produced for the benefit of the firm's investing clients. Our equity research, part of the Equities business area, is independent of all other UBS Warburg business areas and UBS Business Groups.

Institutional clients

The Thomson Extel and Institutional Investor surveys also recognized the strength of our sales, trading and execution services. According to Thomson Extel, we ranked first in equity sales, trading and execution. Institutional Investor judged us the best provider of sales and trading execution services in its Asia Pacific Survey, citing our pricing and execution consistency as well as our ability to provide liquidity and access to capital when our clients need it.

      We also placed second in Euromoney's FX Poll, with an 11% market share in foreign

--------------------------------------------------------------------------------
On the leading edge of FX

UBS Warburg has long been a leading player in foreign exchange (FX) - a USD 1.2 trillion a day market. It is in the last eighteen months, however, that the firm has managed to significantly increase its market share, thanks to its early adoption of a state-of-the-art online platform for executing trades electronically.

      Despite the size of the global foreign exchange market, competition is vigorous. Margins are shrinking and there is a trend towards a "commoditization" of FX products. It is becoming increasingly difficult for banks to differentiate their products, with the prices set by different providers being nearly identical. UBS Warburg had the foresight two years ago to spot this trend, and realized it had to cut its cost base and become a large top-tier provider in order to remain profitable.

      Part of that involved pinpointing a key market trend: the move towards trading over the internet. Traditionally, foreign exchange transactions between clients and banks, unlike many European equity markets, were executed manually. With the introduction of UBS Warburg's electronic trading system, however, clients instantly have far more transparency, control and independence with regards to foreign exchange trading. Now, clients have desktop tools allowing them to see live forex prices set by UBS Warburg traders, as well as the ability to instantly transact on those prices. There is very little manual intervention in the process, making the transaction process quicker and more efficient.

      A clear indication of the success of the online platform is the fact that, in 18 months, the share of foreign exchange transactions conducted electronically by clients with UBS Warburg - the "e-ratio" in industry jargon - has gone from zero to 50% of all trades.

      UBS Warburg continues to receive extremely positive feedback from all its client segments with regards to the online platform. In May, Euromoney, a leading banking magazine, polled market participants and ranked UBS Warburg first worldwide with a 23.8% share of the online FX market. In other words, nearly one in four online currency trades anywhere in the world is carried out by UBS Warburg. UBS Warburg was also voted the best bank in online foreign exchange exe-exchange trading. In the same survey, we dominated foreign exchange e-commerce rankings, placing first in several categories. Our online share of the foreign exchange trading market was estimated at 23.8%, more than double that of the second placed firm.

      In global secondary equity cash commissions, a leading private industry survey ranked us second globally for the first quarter of 2002 (the latest data available), with a market share of 10.8%, well above the 8.8% for 2000 and marginally up on the 10.6% in 2001.

      In the key US markets, we continued to build our presence in the listed and OTC markets. We ranked sixth in terms of NYSE trading volumes in first half 2002 and ninth in OTC/NASDAQ securities, reflecting the continued growth and strength of our US equities business. US secondary cash revenues now exceed Pan European revenues as we continue to build our momentum in the US as a distributor of both US and international securities to the largest institutional investors.

      In the US mortgage backed securities market, which accounts for 16% of the global bond market in terms of issuance volume, we continue to hold a leading position, ranked first in the league tables with a 17.5% market share.

Corporate clients

Our hiring efforts in the US investment banking market continue to yield results. Our global capabilities in key sectors are increasingly recognized by our clients, and we continue to gain market share in the critical US market. Our European market share, however, slipped due to our absence from the few large deals that were completed during the quarter.

   Our 3.8% market share of the investment banking fee pool in the first half is above the 3.6% reported in 2000, although below the 4.5% achieved in 2001. Our US market share rose to 3.7% from 3.4% a year earlier, reflecting the success of our build-up. We are convinced that we can grow our market position in investment banking and achieve our long term objective of a global market share above 5% - not least by continuing to increase our share of the US investment banking market. We are winning more IPO business from US corporate clients (3.7% share as compared to less than 1% last year) and our US business now accounts for

--------------------------------------------------------------------------------
cution, research and straight-through processing. This success online has led to growth in the overall business: UBS Warburg has moved to second place from seventh, with an 11.0% share of the market, according to Euromoney.

      Importantly, the introduction of the online platform has been accompanied by essential changes in the way the business is managed. Roles and processes have been re-engineered in order to respond more quickly to the market's needs. Also, because of the high technical reliability of the online platform, client advisors in the Foreign Exchange and Cash Collateral Trading units now spend more time taking care of clients instead of dealing with transaction processing and administration.

      UBS Warburg is looking to leverage this success by introducing new tools, products and services that further meet client needs. Some recently introduced services include the use of the electronic platform for FX prime brokerage, and involvement in FXall, a multi-bank online trading and research platform, of which UBS Warburg is a founding member.

      When it initially launched its online service, UBS Warburg had a key strategic advantage: size. In the meantime, size has become an even more crucial factor in the foreign exchange market, allowing a bank to differentiate itself from the competition by offering the client a full palette of services worldwide. Smaller firms, on the other hand, find it increasingly difficult to satisfy complex client demands and needs. Indeed, some of these same firms, previously UBS Warburg's competitors, have now become its clients and partners.

      UBS Warburg's global scale has also proven to be a strategic advantage as it has been able to successfully pool risk - across currencies, products, and locations - and manage it more efficiently. Furthermore, with a strong private client network in Switzerland and elsewhere around the globe, the foreign exchange business is able to service retail and private banking clients, and pool these trades with large institutional positions. The combination of this "one book" risk management approach with its superior online platform is allowing UBS Warburg to increase client volumes, gain efficiencies of scale, and increase the business's contribution to the UBS bottom line.

UBS Warburg
13 August 2002

50% of our total equity capital markets revenues.

e-commerce

We continue to expand our capabilities in e-commerce. In the second quarter, we went live on bond.hub and syndicateHub, the premier fixed income platforms, allowing us to reach a broader client base and distribute our content more widely. We also launched CreditProfile, a web-based application developed for our clients, allowing them to structure, rate and manage the risk of credit portfolios.

Results

Net profit before tax in second quarter 2002, at CHF 938 million, was 8% lower than the same period last year and 2% lower than first quarter 2002. Market conditions remained very challenging, although the strong performances of all our businesses, combined with the positive impact from cost management programs, allowed us to deliver a consistent result. We continue to benefit from a strong diversification of earnings and growing market shares in secondary sales and trading segments, as well as increasing US investment banking market share.

[BAR CHART OMITTED]

Operating income

Our operating income in second quarter 2002 was CHF 3,778 million, down 11% from the same quarter last year, and 9% below first quarter 2002.

      Investment Banking revenues, at CHF 481 million, continued to be adversely impacted by lower levels of corporate activity and the lack of primary equity issuance opportunities. Revenues fell 33% from second quarter 2001, but were down only 7% from first quarter 2002.

[BAR CHART OMITTED]

      Operating income from our equities business in second quarter 2002 was CHF 1,462 million, a 6% decline from the previous year, and a 3% decline from the first quarter (historically the strongest quarter). Equity commissions continue to be robust, although difficult market conditions had a negative impact on primary and trading revenues.

      The fixed income and foreign exchange business reported revenues of CHF 1,836 million, a decline of 1% from a year earlier and a 13% fall from the last quarter. Fixed income saw a decline in revenues from the record levels in first quarter, mainly in investment grade credit, high yield secondary trading and principal finance, which was somewhat offset by a very strong performance in foreign exchange and cash and collateral trading. UBS Warburg Energy continues to establish itself, although the energy trading market is still undergoing extensive restructuring and consolidation.

Operating expenses

Personnel expenses fell to CHF 2,073 million in second quarter 2002, a 10% decline from a year earlier and a 15% drop from the previous quarter. This was mainly due to reductions in the level of accruals for incentive compensation, which was driven by lower revenues. General and administrative expenses fell by 17% from the same period last year although they were up 5% from the first quarter. The decline from last year's levels reflects the success of our cost management initiatives, in particular by restricting expenditures on IT, travel, advertising and professional fees.

Headcount

Our headcount, at 16,370, has increased 1% from the previous quarter because of transfers of personnel from UBS PaineWebber. We continue to exercise prudence in our hiring programs and continue to review our headcount requirements across all business and logistics functions.

[BAR CHART OMITTED]

Outlook

We expect the global capital markets to remain challenging in the near term, with concerns among investors driving high levels of market volatility and limiting new issues and corporate activity. Although we are experiencing low activity because of the widespread economic uncertainty, there is an ongoing need for advice and access to capital markets as global consolidation continues across sectors and markets. The size, scale and scope of our global client franchise is designed to provide a stable revenue mix and position us well to further gain market share.

UBS Warburg
13 August 2002

UBS Capital

Business Unit Reporting

                                                             Quarter ended                 % change from           Year-to-date
                                                   ----------------------------------     ---------------      ---------------------
CHF million, except where indicated                30.6.02       31.3.02      30.6.01       1Q02     2Q01      30.6.02      30.6.01
------------------------------------------------------------------------------------------------------------------------------------
Total operating income                               (478)         (432)         (295)      (11)      (62)        (910)        (541)
-----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                     24            14            42        71       (43)          38           63
General and administrative expenses                    16            16            14         0        14           32           28
Depreciation                                            1             0             1                   0            1            1
Amortization of goodwill and
other intangible assets                                 0             0             0                                0            0
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                               41            30            57        37       (28)          71           92
-----------------------------------------------------------------------------------------------------------------------------------
Business unit performance before tax                 (519)         (462)         (352)      (12)      (47)        (981)        (633)
===================================================================================================================================
Business unit performance before tax
and goodwill(1)                                      (519)         (462)         (352)      (12)      (47)        (981)        (633)

KPI's
-----------------------------------------------------------------------------------------------------------------------------------
Value creation (CHF billion)                         (0.1)         (0.4)         (0.6)       75        83         (0.5)        (1.0)
===================================================================================================================================

                                                                                            % change from
                                                                                            --------------
As at                                             30.6.02       31.3.02       30.6.01       1Q02      2Q01
-----------------------------------------------------------------------------------------------------------------------------------
Investment (CHF billion)(2)                           3.9           4.8           5.3       (19)      (26)
===================================================================================================================================

                                                                                            % change from
Additional information                                                                      --------------
As at                                             30.6.02       31.3.02       30.6.01       1Q02      2Q01
-----------------------------------------------------------------------------------------------------------------------------------
Portfolio fair value (CHF billion)                    4.9           5.4           6.1        (9)      (20)
Regulatory equity allocated (average)                 550           600           700        (8)      (21)
Headcount (full time equivalents)                      87            95           132        (8)      (34)
-----------------------------------------------------------------------------------------------------------------------------------

(1) Excludes the amortization of goodwill and other intangible assets.
(2) Historic cost of investments made, less divestments and permanent impairments.

Key performance indicators

The level of UBS Capital's private equity investments fell to CHF 3.9 billion on 30 June 2002 from CHF 4.8 billion on 31 March 2002, largely reflecting writedowns due to difficult conditions in financial markets and the global economy as well as weakening currencies against the Swiss franc.

      Undrawn commitments decreased from CHF 3.2 billion to CHF 2.6 billion during the second quarter. Despite the poor climate, UBS Capital successfully exited its investment in Sime Diamond Leasing of Singapore.

      The fair value of the portfolio at the end of June was CHF 4.9 billion, down from CHF 5.4 billion a quarter earlier, with net unrealized gains rising from CHF 0.6 billion to CHF 1 billion. This increase in net unrealized gains is due

[BAR CHART OMITTED]

[BAR CHART OMITTED]

to valuation gains on investments in anti-cyclical industries, and also to the permanent impairment of investments which were carrying unrealized losses.

      Under IAS temporary declines in fair value of investments are recorded via shareholders' equity, whereas permanent impairments result in a charge to the profit and loss statement.

Results

UBS Capital recorded a pre-tax loss of CHF 519 million in second quarter 2002, CHF 167 million higher than the second quarter a year ago. The widened loss reflects tough economic conditions for portfolio companies combined with the restrictive environment for secondary market exits.

      Writedowns, totaling CHF 513 million, were made across sectors and geographical regions. One fifth of the writedowns were due to falling valuations of external third party funds. Besides the divestment of Sime Diamond Leasing, there were no other significant gains in the second quarter.

[BAR CHART OMITTED]

      Total operating expenses declined 28% to CHF 41 million in second quarter 2002 from the same quarter a year earlier, reflecting significantly lower personnel expenses.

Outlook

With the difficult global economic environment private equity valuations will remain under pressure. Secondary and primary market exit routes for private equity investments are limited. As long as these market conditions prevail UBS Capital will be likely to continue to report losses.

      We will continue to focus on managing down the portfolio, maximizing returns, and capitalizing on exit opportunities where they exist.

UBS PaineWebber
13 August 2002

UBS PaineWebber

[PHOTO OMITTED]
Joseph J. Grano, Jr.
Chairman and CEO, UBS PaineWebber

In second quarter 2002, UBS PaineWebber reported a pre-tax loss of CHF 137 million. Excluding acquisition costs and before tax, UBS PaineWebber achieved a profit of CHF 165 million, with cost savings offsetting the falling revenues from lower investor activity. Despite a very difficult market in the US, UBS PaineWebber showed positive net new money for the seventh consecutive quarter since it became part of the UBS Group.

Business Group Reporting

                                                             Quarter ended                  % change from           Year-to-date
                                                  -----------------------------------      ---------------     --------------------
CHF million, except where indicated               30.6.02       31.3.02       30.6.01       1Q02     2Q01      30.6.02      30.6.01
-----------------------------------------------------------------------------------------------------------------------------------
Income                                              1,428         1,603         1,689       (11)      (15)       3,031        3,406
Credit loss expense(1)                                 (2)           (3)           (6)      (33)      (67)          (5)         (10)
-----------------------------------------------------------------------------------------------------------------------------------
Total operating income                              1,426         1,600         1,683       (11)      (15)       3,026        3,396
===================================================================================================================================
Personnel expenses(2)                               1,085         1,223         1,312       (11)      (17)       2,308        2,608
General and administrative expenses                   324           384           363       (16)      (11)         708          743
Depreciation                                           38            39            30        (3)       27           77           57
Amortization of goodwill and
other intangible assets                               116           125           130        (7)      (11)         241          254
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                            1,563         1,771         1,835       (12)      (15)       3,334        3,662
-----------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                (137)         (171)         (152)       20        10         (308)        (266)
===================================================================================================================================
Business Group performance before tax
and goodwill(3)                                       (21)          (46)          (22)       54         5          (67)         (12)
Business Group performance before tax
and acquisition costs(4)                              165           164           211         1       (22)         329          444

KPI's
Invested assets (CHF billion)                         646           779           829       (17)      (22)
-----------------------------------------------------------------------------------------------------------------------------------
Net new money (CHF billion)(5)                        1.4           7.4           7.6                              8.8         13.8
Gross margin on invested assets (bps)(6)               80            83            85        (4)       (6)          83           87
Gross margin on invested assets before
acquisition costs (bps)(4, 6)                          86            88            91        (2)       (5)          88           93
-----------------------------------------------------------------------------------------------------------------------------------
Cost / income ratio (%)(7)                            109           110           109                              110          108
Cost / income ratio before goodwill (%)(3, 7)         101           103           101                              102          100
Cost / income ratio before
acquisition costs (%)(4, 7)                            89            90            88                               90           88
-----------------------------------------------------------------------------------------------------------------------------------
Recurring fees(8)                                     540           596           576        (9)       (6)       1,136        1,150
Financial advisors (full time equivalents)          8,326         8,535         8,805        (2)       (5)
===================================================================================================================================

                                                                                            % change from
Additional information                                                                      --------------
As at                                             30.6.02       31.3.02       30.6.01       1Q02      2Q01
-----------------------------------------------------------------------------------------------------------------------------------
Client assets (CHF billion)                           694           850           898       (18)      (23)
Regulatory equity allocated (average)               7,650         8,300         8,950        (8)      (15)
Headcount (full time equivalents)                  19,311        20,076        21,089        (4)       (8)
-----------------------------------------------------------------------------------------------------------------------------------

(1) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported in the business units (see Note 2 to the Financial Statements).

(2) Includes retention payments in respect of the PaineWebber acquisition. 2Q02: CHF 88 million. 1Q02: CHF 102 million. 2Q01: CHF 110 million.

(3)   Excludes the amortization of goodwill and other intangible assets.

(4) Acquisition costs include goodwill and intangible asset amortization, goodwill funding costs net of risk-free return on the equity allocated and retention payments.

(5) Excludes interest and dividend income of CHF 4.4 billion, CHF 4.8 billion and CHF 5.7 billion for 2Q02, 1Q02 and 2Q01, respectively.

(6)   Annualized income / average invested assets.

(7)   Operating expenses / operating income before credit loss expense.

(8) Asset based and advisory revenues including fees from mutual funds, wrap fee products and insurance products.

Key performance indicators

Due to adverse currency effects, mainly the weakening of the US dollar against the Swiss franc, and a further drop in the US equity market, UBS PaineWebber's invested assets on 30 June 2002 were CHF 646 billion, a 17% decline from CHF 779 billion on 31 March 2002. If the impact of changing currency levels is excluded, invested assets were down by 6% at the end of second quarter 2002 from the end of first quarter.

[BAR CHART OMITTED]

      Despite a very difficult market in the US, UBS PaineWebber showed positive net new money for the seventh consecutive quarter since it became part of the UBS Group. However, the poor market environment prompted net new money to fall to CHF 1.4 billion in second quarter 2002 from CHF 7.4 billion in first quarter. This result was also affected by the impact of annual US income taxes in April, when many of our customers make tax payments. Furthermore, exiting our Japanese domestic business, which resulted in negative net new money of CHF 0.4 billion, also adversely impacted results. In the third quarter, we expect a further CHF
1.3 billion outflow from our exit in Japan.

[BAR CHART OMITTED]

      Gross margin on invested assets was 80 basis points. Gross margin on invested assets before acquisition costs was 86 basis points compared to 88 basis points in the first quarter, with the decrease reflecting lower transaction revenue levels.

[BAR CHART OMITTED]

      The cost/income ratio has declined again. Before acquisition costs, it was 89% in second quarter 2002 compared to 90% for first quarter 2002, reflecting further efficiency enhancements, among them an ongoing reduction in non-advisor personnel.

[BAR CHART OMITTED]

      Recurring fees were CHF 540 million during the second quarter of 2002 compared to CHF 596 million during the first quarter of 2002. The decline was driven mostly by the effects of currency fluctuations. Excluding the impact of currencies, recurring fees were down only 1% from first quarter 2002.

      On 30 June 2002, UBS PaineWebber had 8,326 financial advisors, 209 fewer than on 31 March 2002, reflecting the continued difficult market environment, the effects of exiting the Japanese domestic private client business and the shift of the Australian private client business to

UBS PaineWebber
13 August 2002

[BAR CHART OMITTED]

UBS Warburg. The majority of the turnover has been among lower producing financial advisors. Attrition among higher producing financial advisors continues to remain at the low level experienced in 2001.

[BAR CHART OMITTED]

Initiatives and achievements

Continued progress with new lending products

Despite a weak equity market, the January launch of the Premier Credit Line loan product has met our high expectations. New loans totaled USD 600 million as of 30 June 2002, which represents over four times the volume of net loans generated during the same period of 2001.

      The Premier Credit Line comprises two new programs that have been designed to meet the need of our affluent investors for financial advice and customized liability solutions. The Premier Variable Credit Line is a revolving line of credit secured by the client's investments with a minimum facility size of USD 500,000. These loans use the LIBOR as the reference interest rate which makes the product compelling to clients given that short term rates continue to be at or around 40 year lows. The second program, the Premier Fixed Credit Line, is also secured by the clients investments and provides them with the ability to lock in competitive interest rates for up to two years. UBS PaineWebber Mortgage, LLC, a joint venture with Wells Fargo Home Mortgage Inc. formed earlier this year, is expected to start underwriting mortgages by the end of this summer. The joint venture was formed to offer high net worth clients a full array of proprietary mortgage products that include traditional fixed and variable first and second mortgages as well as customized solutions designed specifically for individual clients.

Record results in municipal securities

Benefiting from its traditionally strong and extensive client relationships, the Municipal Securities Group recorded its best quarter and first half ever. In addition, the market environment remained extremely favorable, with issuers continuing to lock in historically low interest rates, driving record levels of activity on the origination side of the business. Several significant negotiated transactions were closed, resulting in a market share of 17.3% for the quarter as compared to 16.2% in the first quarter of 2002. On a year to date basis, our market share was 16.7% versus 10.9% last year. We ranked first in the industry during both periods and led the National Infrastructure, Education Loan, Education Finance and Housing sectors for the quarter.

New advisor workstations

Despite stringent cost control, we continue to invest in certain products and capabilities that will help us increase efficiency and improve the ability of our financial advisors to better serve the needs of our clients. We are preparing to release new web browser-based software in the second half of 2002 that will enhance the productivity of our client advisors and the interaction between them and our clients. The new tools will better integrate advisory services with a client's needs by allowing financial advisors to more effectively gather research, assess the state of the markets and analyze the implications for each client's portfolio. The new system will also have an enhanced, integrated order entry system for equities, fixed income and mutual funds. Over 15,000 employees, including financial advisors, branch personnel and home office staff, will be outfitted with the new web-based desktop after the pilot testing state is complete.

Results

Individual investor optimism continues to be adversely affected by the uncertain economic environment. The level of investor activity in second quarter 2002 declined slightly from the first quarter and was significantly below last year's levels. Due to the difficult market environment, the daily average customer transaction volume has decreased 3% from first quarter 2002 and 12% from the second quarter a year earlier.

      In response to the continued challenging market environment, we implemented additional cost reduction initiatives in second quarter 2002. These initiatives are aimed at reducing the level of operating expenses by further decreasing the non-financial advisor headcount while implementing measures that curtail discretionary general and administrative costs.

      Since UBS PaineWebber's transactions are primarily denominated in US dollars, comparisons of second quarter 2002 results to prior periods are affected by the decline of the US dollar against a number of currencies.

      UBS PaineWebber reported a pre-tax loss of CHF 137 million for second quarter 2002 compared to a pretax loss of CHF 171 million in first quarter 2002. Excluding acquisition costs and before tax, UBS PaineWebber posted a profit of CHF 165 million. When the effects of currency fluctuations are also excluded, performance before tax and acquisition costs increased 10% from first quarter 2002.

      Expenses fell because of further cost management initiatives implemented during the quarter, offsetting the falling revenues from lower investor activity.

Operating income

Operating income was CHF 1,426 million in second quarter 2002, 11% below the first quarter. The decline was primarily due to adverse currency movements. Excluding the currency effects, operating income declined 3% from first quarter 2002, mainly due to lower levels of individual investor activity.

[BAR CHART OMITTED]

Operating expenses

Total operating expenses were CHF 1,563 million in second quarter 2002, a 12% improvement from the first quarter. When adjusted for currency effects, operating expenses decreased 4% from first quarter 2002, with personnel expenses down 3% and non-personnel expenses down 5% in the period.

      The decline in personnel expenses is principally driven by falling revenue based compensation and lower overall compensation expenses following the reduction in the number of non-financial advisor personnel. Our headcount of non-financial advisors fell by 556 in second quarter 2002 and is down by 1,299 or 11% since second quarter 2001. We have also improved our overall efficiency by further leveraging our existing platform and infrastructure, increasing the use of technology while exercising restraint regarding the use of external consultants. Non-personnel expenses were CHF 478 million in second quarter 2002, 13% lower than the first quarter and adjusted for currency effects, expenses were down 5%.

Headcount

Since 31 March 2002, headcount has decreased by 765, reflecting the lower number of financial advisors, a continuation of the initiatives to reduce non-financial advisor headcount, the shift of the Australian private client and prime brokerage businesses to UBS Warburg, as well as the exit from the Japanese domestic private client business.

[BAR CHART OMITTED]

UBS PaineWebber
13 August 2002

Outlook

US investor optimism has significantly declined over the quarter and during the past year as a result of economic uncertainty and the concerns surrounding the quality of corporate reporting as well as the continued threat of terrorism. The decline in investor confidence is underlined by the UBS Index of Investor Optimism. At the end of second quarter 2002, it measured 72, then an all-time low (before falling further to 46 in July). That corresponds to a 41% decrease from first quarter 2002 and a 15% decline from second quarter 2001. We believe that the market environment will continue to be challenging until there is discernible improvement in investor sentiment. The prevailing market risk and threat of further global political instability will also continue to hamper confidence. Despite that, we remain committed to providing objective financial advice to our clients in helping them to achieve their financial goals.

Corporate Center
13 August 2002

Corporate Center

Business Group Reporting

                                                           Quarter ended                   % change from             Year-to-date
                                                 -----------------------------------       --------------         ------------------
CHF million, except where indicated              30.6.02       31.3.02       30.6.01       1Q02     2Q01          30.6.02   30.6.01
------------------------------------------------------------------------------------------------------------------------------------
Income                                               542           268           266         102          104         810        446
Credit loss recovery(1)                               73            51           114          43          (36)        124        202
------------------------------------------------------------------------------------------------------------------------------------
Total operating income                               615           319           380          93           62         934        648
------------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                   185           164           128          13           45         349        220
General and administrative expenses                  178            35           123         409           45         213        227
Depreciation                                         108           130            99         (17)           9         238        179
Amortization of goodwill and
other intangible assets                                4             8            10         (50)         (60)         12         14
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                             475           337           360          41           32         812        640
------------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                140           (18)           20                      600         122          8
====================================================================================================================================
Business Group performance before tax
and goodwill(2)                                      144           (10)           30                      380         134         22

                                                                                               % change from
Additional information                                                                        ----------------
As at                                             30.6.02       31.3.02       30.6.01         1Q02        2Q01
-----------------------------------------------------------------------------------------------------------------------------------
Regulatory equity allocated (average)             10,400         9,800         6,650           6           56
Headcount (full time equivalents)                  1,172         1,184         1,057          (1)          11
------------------------------------------------------------------------------------------------------------------------------------

(1) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net IAS actual credit loss expenses are reported for all business units. The difference between the statistically derived adjusted expected loss figures and the net IAS actual credit loss expenses recorded at Group level is reported in the Corporate Center (see Note 2 to the Financial Statements).
(2) Excludes the amortization of goodwill and other intangible assets.

Corporate Center
13 August 2002

Results

Corporate Center recorded a pre-tax profit of CHF 140 million in second quarter 2002, up from a pre-tax profit of CHF 20 million in second quarter 2001.

      The difference between statistically calculated adjusted expected losses charged to the business units and business groups and the actual credit loss recognized in the Group financial statements is booked as credit loss expense or recovery in the Corporate Center. UBS Group recorded an actual credit loss expense this quarter of CHF 37 million, 51% lower than the CHF 76 million recorded in second quarter 2001. This amount was lower than the adjusted credit loss expense charged to the business units, resulting in a credit loss recovery in Corporate Center of CHF 73 million in second quarter 2002, compared to CHF 114 million in second quarter 2001.

      In second quarter 2002, operating income rose by CHF 235 million or 62% from the same quarter last year. In second quarter 2002 there was a net gain of approximately CHF 90 million from financial investments, higher treasury revenues due to a CHF 94 million unrealized gain on derivatives used to economically hedge interest rate risk related to structured notes issued (refer to page 9 for further information) and higher revenues at Klinik Hirslanden, which is owned by UBS.

      Personnel expenses in this quarter rose by CHF 57 million or 45% compared to the second quarter of last year, predominantly reflecting the higher expenses at Klinik Hirslanden due to an increase in its headcount. General and administrative expenses advanced to CHF 178 million in second quarter 2002 from CHF 123 million a year earlier, reflecting higher costs at Klinik Hirslanden, an increase in advertising and marketing expenses, and higher provisions for various legal cases.

      The rise in headcount, up 115 when compared to second quarter 2001, reflects the hiring of more trainees and internal transfers from the business groups to Group Human Resources.

Financial Statements
13 August 2002

Financial Statements

UBS Group Income Statement (unaudited)

                                                               Quarter ended               % change from          Year-to-date
                                                     ---------------------------------     --------------     ---------------------
CHF million, except per share data          Note     30.6.02      31.3.02      30.6.01     1Q02     2Q01      30.6.02       30.6.01
-----------------------------------------------------------------------------------------------------------------------------------
Operating income
Interest income                                3      10,644       10,213       13,780        4       (23)      20,857       28,345
Interest expense                               3      (8,284)      (7,450)     (12,048)      11       (31)     (15,734)     (24,655)
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                    2,360        2,763        1,732      (15)       36        5,123        3,690
Credit loss expense                                      (37)         (85)         (76)     (56)      (51)        (122)        (212)
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income after
credit loss expense                                    2,323        2,678        1,656      (13)       40        5,001        3,478
-----------------------------------------------------------------------------------------------------------------------------------
Net fee and commission income                  4       4,816        4,870        5,375       (1)      (10)       9,686       10,464
Net trading income                             3       1,896        1,983        2,658       (4)      (29)       3,879        5,718
Other income                                   5         (27)          58          192                              31          288
-----------------------------------------------------------------------------------------------------------------------------------
Total operating income                                 9,008        9,589        9,881       (6)       (9)      18,597       19,948
===================================================================================================================================

Operating expenses
Personnel expenses                             6       4,775        5,317        5,299      (10)      (10)      10,092       10,572
General and administrative expenses            7       1,812        1,700        1,974        7        (8)       3,512        3,851
Depreciation of property and equipment                   374          397          410       (6)       (9)         771          804
Amortization of goodwill and
other intangible assets                                  302          336          341      (10)      (11)         638          669
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                               7,263        7,750        8,024       (6)       (9)      15,013       15,896
===================================================================================================================================
Operating profit before
tax and minority interests                             1,745        1,839        1,857       (5)       (6)       3,584        4,052
===================================================================================================================================
Tax expense                                              328          357          384       (8)      (15)         685          932
-----------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                   1,417        1,482        1,473       (4)       (4)       2,899        3,120
===================================================================================================================================
Minority interests                                       (86)        (119)         (88)     (28)       (2)        (205)        (156)
-----------------------------------------------------------------------------------------------------------------------------------
Net profit                                             1,331        1,363        1,385       (2)       (4)       2,694        2,964
===================================================================================================================================
Basic earnings per share (CHF)                 8        1.09         1.10         1.10       (1)       (1)        2.19         2.33
Basic earnings per share
before goodwill (CHF)(1)                       8        1.33         1.37         1.37       (3)       (3)        2.70         2.85
Diluted earnings per share (CHF)               8        1.03         1.06         1.06       (3)       (3)        2.10         2.20
Diluted earnings per share
before goodwill (CHF)(1)                       8        1.27         1.33         1.33       (5)       (5)        2.61         2.72
-----------------------------------------------------------------------------------------------------------------------------------

(1) Excludes the amortization of goodwill and other intangible assets.

Financial Statements
13 August 2002

UBS Group Balance Sheet (unaudited)

                                                                                                          % change from
CHF million                                                    30.6.02         31.3.02        31.12.01         31.12.01
-----------------------------------------------------------------------------------------------------------------------
Assets
Cash and balances with central banks                            20,520           3,759          20,990               (2)
Due from banks                                                  35,055          34,824          27,526               27
Cash collateral on securities borrowed                         161,254         161,152         162,938               (1)
Reverse repurchase agreements                                  317,415         262,334         269,256               18
Trading portfolio assets                                       370,609         416,998         397,886               (7)
Positive replacement values                                     68,346          58,849          73,447               (7)
Loans, net of allowance for credit losses                      214,422         231,914         226,545               (5)
Financial investments                                           10,816          13,444          28,803              (62)
Accrued income and prepaid expenses                              7,916           8,107           7,554                5
Investments in associates                                          669             698             697               (4)
Property and equipment                                           8,509           8,685           8,695               (2)
Goodwill and other intangible assets                            16,313          18,800          19,085              (15)
Other assets                                                     8,694          10,061           9,875              (12)
-----------------------------------------------------------------------------------------------------------------------
Total assets                                                 1,240,538       1,229,625       1,253,297               (1)
=======================================================================================================================
Total subordinated assets                                          562             584             407               38
-----------------------------------------------------------------------------------------------------------------------

Liabilities
Due to banks                                                    99,058          88,761         106,531               (7)
Cash collateral on securities lent                              35,648          34,463          30,317               18
Repurchase agreements                                          373,734         367,247         368,620                1
Trading portfolio liabilities                                  117,072         117,223         105,798               11
Negative replacement values                                     71,529          67,009          71,443                0
Due to customers                                               309,266         322,013         333,781               (7)
Accrued expenses and deferred income                            14,736          14,424          17,289              (15)
Debt issued                                                    155,723         155,251         156,218                0
Other liabilities                                               15,648          14,349          15,658                0
-----------------------------------------------------------------------------------------------------------------------
Total liabilities                                            1,192,414       1,180,740       1,205,655               (1)
-----------------------------------------------------------------------------------------------------------------------
Minority interests                                               3,736           4,116           4,112               (9)
-----------------------------------------------------------------------------------------------------------------------

Shareholders' equity
Share capital                                                    3,593           3,590           3,589                0
Share premium account                                           14,313          14,337          14,408               (1)
Gains / (losses) not recognized in the income statement            494             122            (193)
Retained earnings                                               31,797          30,466          29,103                9
Treasury shares                                                 (5,809)         (3,746)         (3,377)              72
Total shareholders' equity                                      44,388          44,769          43,530                2
-----------------------------------------------------------------------------------------------------------------------
Total liabilities, minority interests and
shareholders' equity                                         1,240,538       1,229,625       1,253,297               (1)
=======================================================================================================================
Total subordinated liabilities                                  11,663          12,773          13,818              (16)
-----------------------------------------------------------------------------------------------------------------------

UBS Group Statement of Changes in Equity (unaudited)

CHF million
For the six-month period ended                                                           30.6.02      30.6.01
-------------------------------------------------------------------------------------------------------------
Issued and paid up share capital
Balance at the beginning of the period                                                     3,589        4,444
Issue of share capital                                                                         4            8
-------------------------------------------------------------------------------------------------------------
Balance at the end of the period                                                           3,593        4,452
=============================================================================================================
Share premium
Balance at the beginning of the period                                                    14,408       20,885
Premium on shares issued and warrants exercised                                               23           38
Net premium / (discount) on treasury share and own equity derivative activity               (118)        (205)
Settlement of own shares to be delivered                                                               (2,502)
-------------------------------------------------------------------------------------------------------------
Balance at the end of the period                                                          14,313       18,216
=============================================================================================================
Gains / (losses) not recognized in the income statement
Foreign currency translation
Balance at the beginning of the period                                                      (769)        (687)
Movements during the period                                                                  367         (212)
-------------------------------------------------------------------------------------------------------------
Subtotal - balance at the end of the period                                                 (402)        (899)
-------------------------------------------------------------------------------------------------------------
Unrealized gains / (losses) on available for sale investments, net of taxes
Balance at the beginning of the period                                                     1,035
Change in accounting policy                                                                             1,577(1)
Net change in unrealized gains and losses on available for sale investments(2)               224         (317)
-------------------------------------------------------------------------------------------------------------
Subtotal - balance at the end of the period                                                1,259        1,260
-------------------------------------------------------------------------------------------------------------
Change in fair value of derivative instruments designated
as cash flow hedges, net of taxes
Balance at the beginning of the period                                                      (459)
Change in accounting policy                                                                              (380)(1)
Net change in fair value of derivative instruments designated as cash flow hedges(2)          96           31
-------------------------------------------------------------------------------------------------------------
Subtotal - balance at the end of the period                                                 (363)        (349)
-------------------------------------------------------------------------------------------------------------
Balance at the end of the period                                                             494           12
=============================================================================================================
Retained earnings
Balance at the beginning of the period                                                    29,103       24,191
Change in accounting policy                                                                               (61)(1)
Balance at the beginning of the period (restated)                                         29,103       24,130
Net profit for the period                                                                  2,694        2,964
-------------------------------------------------------------------------------------------------------------
Balance at the end of the period                                                          31,797       27,094
=============================================================================================================
Treasury shares, at cost
Balance at the beginning of the period                                                    (3,377)      (4,000)
Acquisitions                                                                              (4,096)      (6,712)
Disposals                                                                                  1,664        5,131
-------------------------------------------------------------------------------------------------------------
Balance at the end of the period                                                          (5,809)      (5,581)
=============================================================================================================

Total shareholders' equity                                                                44,388       44,193
=============================================================================================================

(1) Opening adjustments have been made to reflect the adoption of IAS 39.
(2) Includes net unrealized gains and losses as well as gains and losses reclassified to the income statement.

Out of the total number of 72,852,244 treasury shares on 30 June 2002, 64,202,062 shares have been repurchased for cancellation. On 5 July 2002, 28,818,690 shares were cancelled reducing the number of shares issued. Additionally, on 10 July 2002 UBS made a distribution of CHF 2.00 to shareholders for the financial year 2001 which reduced the par value from CHF
2.80 to CHF 0.80. On 30 June 2002, a maximum of 11,548,965 shares can be issued against the exercise of options from former PaineWebber employee option plans.

Financial Statements
13 August 2002

UBS Group Statement of Cash Flows (unaudited)

CHF million
For the six-month period ended                                                   30.6.02       30.6.01
------------------------------------------------------------------------------------------------------
Cash flow from / (used in) operating activities
Net profit                                                                         2,694         2,964
Adjustments to reconcile net profit to cash flow from /
(used in) operating activities
Non-cash items included in net profit and other adjustments:
      Depreciation of property and equipment                                         771           804
      Amortization of goodwill and other intangible assets                           638           669
      Credit loss expense                                                            122           212
      Equity in income of associates                                                 (15)          (52)
      Deferred tax expense / (benefit)                                              (371)         (228)
      Net loss / (gain) from investing activities                                    463           275
   Net (increase) / decrease in operating assets:
      Net due from / to banks                                                    (12,456)       22,192
      Reverse repurchase agreements, cash collateral on securities borrowed      (46,475)      (42,787)
      Trading portfolio including net replacement values                          40,825       (54,089)
      Loans / due to customers                                                   (11,838)       33,510
      Accrued income, prepaid expenses and other assets                              773        (4,940)
   Net increase / (decrease) in operating liabilities:
      Repurchase agreements, cash collateral on securities lent                   10,445        40,659
      Accrued expenses and other liabilities                                      (1,430)       (1,523)
Income taxes paid                                                                   (460)       (1,209)
------------------------------------------------------------------------------------------------------
Net cash flow from / (used in) operating activities                              (16,314)       (3,543)
------------------------------------------------------------------------------------------------------

Cash flow from / (used in) investing activities
Investments in subsidiaries and associates                                            (3)          (54)
Disposal of subsidiaries and associates                                              180            93
Purchase of property and equipment                                                  (796)         (939)
Disposal of property and equipment                                                    62           262
Net (investment in) / divestment of financial investments                          1,785        (8,771)
------------------------------------------------------------------------------------------------------
Net cash flow from / (used in) investing activities                                1,228        (9,409)
------------------------------------------------------------------------------------------------------
Cash flow from / (used in) financing activities
Net money market paper issued                                                       (366)       33,761
Net movements in treasury shares and own equity derivative activity               (2,527)       (4,250)
Capital issuance                                                                       4             8
Issuance of long-term debt                                                         9,720        10,538
Repayment of long-term debt                                                       (6,296)       (9,967)
Increase in minority interests                                                        84         1,439
Dividend payments to / and purchase from minority interests                         (216)         (146)
------------------------------------------------------------------------------------------------------
Net cash flow from / (used in) financing activities                                  403        31,383
Effects of exchange rate differences                                              (1,296)          781
------------------------------------------------------------------------------------------------------
Net increase / (decrease) in cash equivalents                                    (15,979)       19,212
Cash and cash equivalents, beginning of period                                   116,259        93,370
------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                         100,280       112,582
------------------------------------------------------------------------------------------------------
Cash and cash equivalents comprise:
Cash and balances with central banks                                              20,520         2,832
Money market paper(1)                                                             51,184        86,913
Due from banks maturing in less than three months                                 28,576        22,837
------------------------------------------------------------------------------------------------------
Total                                                                            100,280       112,582
======================================================================================================

(1) Money market paper is included in the Balance Sheet under Trading portfolio assets and Financial investments.

Notes to the Financial Statements
13 August 2002

Notes to the Financial Statements (unaudited)

Note 1 Basis of Accounting

UBS AG's ("UBS" or "the Group") consolidated financial statements ("the Financial Statements") are prepared in accordance with International Accounting Standards (IAS) and stated in Swiss francs (CHF). These Financial Statements are presented in accordance with IAS 34 "Interim Financial Statements". In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements at 31 December 2001 and for the year then ended. These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2001.

      The Group adopted the amended standard IAS 19 "Employee Benefits" that is effective for periods ending on or after 31 May 2002 for these interim Financial Statements. The amendments introduce an asset ceiling provision that applies for defined benefit plans that have a surplus of plan assets over benefit obligations. The implementation of the amended standard had no material impact on the Group's interim Financial Statements.

      As at 1 January 2002, UBS PaineWebber was separated from UBS Warburg and became a standalone Business Group. Note 2 to these interim Financial Statements reflects the new Business Group structure and associated management accounting changes. Comparative prior year amounts have been restated to conform to the current year presentation.

      The Group sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and to accomplish certain narrow and well defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of the Group or any of its subsidiaries. Such companies are consolidated in the Group's financial statements when the relationship between the Group and the company indicate that it is controlled by the Group.

Notes to the Financial Statements
13 August 2002

Note 2  Reporting by Business Group

The Business Group results are presented on a management reporting basis. Consequently, internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arms length. The segment reporting for all periods presented reflects the changes in the structure implemented on 1 January 2002.

For the six months ended 30 June 2002

                                                                     UBS Global
                                                               UBS        Asset          UBS          UBS   Corporate           UBS
CHF million                                            Switzerland   Management      Warburg   PaineWebber     Center         Group
-----------------------------------------------------------------------------------------------------------------------------------
Income                                                       6,764        1,047        7,067         3,031        810        18,719
Credit loss expense(1)                                        (175)           0          (66)           (5)       124          (122)
-----------------------------------------------------------------------------------------------------------------------------------
Total operating income                                       6,589        1,047        7,001         3,026        934        18,597
-----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                           2,397          502        4,536         2,308        349        10,092
General and administrative expenses                          1,168          251        1,172           708        213         3,512
Depreciation                                                   246           16          194            77        238           771
Amortization of goodwill and other intangible assets            53          144          188           241         12           638
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                     3,864          913        6,090         3,334        812        15,013
-----------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                        2,725          134          911          (308)       122         3,584
Tax expense                                                                                                                     685
-----------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                                                          2,899
Minority interests                                                                                                             (205)
-----------------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                                                    2,694
===================================================================================================================================

(1) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IAS actual net credit loss expense are reported for each Business Group. The adjusted expected loss is the statistically derived actuarial expected loss which reflects the inherent counterparty and country risks in the respective portfolios, plus the deferred releases representing the amortized historical differences between actual credit losses and actuarial expected loss. The difference between the statistically derived adjusted expected loss figures and the IAS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 122 million for the six-month period ended 30 June 2002 is as follows: UBS Switzerland CHF 121 million expense, UBS Warburg CHF 7 million expense, UBS PaineWebber CHF 4 million expense and Corporate Center CHF 10 million recovery.

For the six months ended 30 June 2001

                                                                     UBS Global
                                                               UBS        Asset          UBS          UBS   Corporate           UBS
CHF million                                            Switzerland   Management      Warburg   PaineWebber     Center         Group
-----------------------------------------------------------------------------------------------------------------------------------
Income                                                       6,979        1,116        8,213         3,406        446        20,160
Credit loss expense(1)                                        (341)           0          (63)          (10)       202          (212)
-----------------------------------------------------------------------------------------------------------------------------------
Total operating income                                       6,638        1,116        8,150         3,396        648        19,948
-----------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                           2,479          543        4,722         2,608        220        10,572
General and administrative expenses                          1,212          269        1,400           743        227         3,851
Depreciation                                                   293           21          254            57        179           804
Amortization of goodwill and other intangible assets            56          143          202           254         14           669
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                     4,040          976        6,578         3,662        640        15,896
-----------------------------------------------------------------------------------------------------------------------------------
Business Group performance before tax                        2,598          140        1,572          (266)         8         4,052
Tax expense                                                                                                                     932
-----------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                                                          3,120
Minority interests                                                                                                             (156)
-----------------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                                                    2,964
===================================================================================================================================

(1) In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IAS actual net credit loss expense are reported for each Business Group. The adjusted expected loss is the statistically derived actuarial expected loss which reflects the inherent counterparty and country risks in the respective portfolios, plus the deferred releases representing the amortized historical differences between actual credit losses and actuarial expected loss. The difference between the statistically derived adjusted expected loss figures and the IAS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 212 million for the six-month period ended 30 June 2001 is as follows: UBS Switzerland CHF 41 million expense, UBS Warburg CHF 163 million expense and UBS PaineWebber CHF 8 million expense.

Note 3  Net Interest and Trading Income

                                                            Quarter ended                  % change from           Year-to-date
                                                -----------------------------------       --------------      ---------------------
CHF million                                     30.6.02       31.3.02       30.6.01       1Q02      2Q01      30.6.02       30.6.01
-----------------------------------------------------------------------------------------------------------------------------------
Interest income
Interest earned on loans and advances             2,953         3,176         4,119        (7)      (28)        6,129         9,101
Interest earned on securities borrowed and
reverse repurchase agreements                     3,103         2,780         5,011        12       (38)        5,883        10,225
Interest and dividend income from
financial investments                                10            52           179       (81)      (94)           62           325
Interest and dividend income from
trading portfolio                                 4,578         4,205         4,471         9         2         8,783         8,694
-----------------------------------------------------------------------------------------------------------------------------------
Total                                            10,644        10,213        13,780         4       (23)       20,857        28,345
-----------------------------------------------------------------------------------------------------------------------------------
Interest expense
Interest on amounts
due to banks and customers                        1,671         1,753         3,972        (5)      (58)        3,424         7,997
Interest on securities lent and
repurchase agreements                             2,914         2,538         3,383        15       (14)        5,452         7,581
Interest and dividend expense from
trading portfolio                                 2,466         1,806         2,358        37         5         4,272         4,368
Interest on debt issued                           1,233         1,353         2,335        (9)      (47)        2,586         4,709
-----------------------------------------------------------------------------------------------------------------------------------
Total                                             8,284         7,450        12,048        11       (31)       15,734        24,655
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                               2,360         2,763         1,732       (15)       36         5,123         3,690
===================================================================================================================================

                                                            Quarter ended                  % change from           Year-to-date
                                                -----------------------------------       --------------      ---------------------
CHF million                                     30.6.02       31.3.02       30.6.01       1Q02      2Q01      30.6.02       30.6.01
-----------------------------------------------------------------------------------------------------------------------------------
Equities                                            803           682         1,259        18       (36)        1,485         2,771
Fixed income(1)                                     429           800           736       (46)      (42)        1,229         1,890
Foreign exchange and other                          664           501           663        33         0         1,165         1,057
-----------------------------------------------------------------------------------------------------------------------------------
Net trading income                                1,896         1,983         2,658        (4)      (29)        3,879         5,718
===================================================================================================================================

(1) Includes commodities trading income

Net interest and trading income

                                                            Quarter ended                  % change from           Year-to-date
                                                -----------------------------------       --------------      ---------------------
CHF million                                     30.6.02       31.3.02       30.6.01       1Q02      2Q01      30.6.02       30.6.01
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                               2,360         2,763         1,732       (15)       36         5,123         3,690
Net trading income                                1,896         1,983         2,658        (4)      (29)        3,879         5,718
-----------------------------------------------------------------------------------------------------------------------------------
Total net interest and trading income             4,256         4,746         4,390       (10)       (3)        9,002         9,408
===================================================================================================================================

Breakdown by business activity:
-----------------------------------------------------------------------------------------------------------------------------------
Net income from interest margin products          1,318         1,423         1,468        (7)      (10)        2,741         2,858
Net income from trading activities                2,810         3,282         3,009       (14)       (7)        6,092         6,779
Net income from treasury activities                 485           419           397        16        22           904           728
Other(1)                                           (357)         (378)         (484)        6        26          (735)         (957)
-----------------------------------------------------------------------------------------------------------------------------------
Total net interest and trading income             4,256         4,746         4,390       (10)       (3)        9,002         9,408
===================================================================================================================================

(1) Principally goodwill funding costs.

Notes to the Financial Statements
13 August 2002

Note 4 Net Fee and Commission Income

                                                            Quarter ended                % change from            Year-to-date
                                                 --------------------------------       ---------------       ---------------------
CHF million                                      30.6.02      31.3.02      30.6.01      1Q02       2Q01       30.6.02       30.6.01
-----------------------------------------------------------------------------------------------------------------------------------
Underwriting fees                                   581          497          687         17        (15)        1,078         1,025
Corporate finance fees                              251          178          354         41        (29)          429           645
Brokerage fees                                    1,578        1,647        1,636         (4)        (4)        3,225         3,450
Investment fund fees                              1,078        1,106        1,104         (3)        (2)        2,184         2,145
Fiduciary fees                                       77           84           92         (8)       (16)          161           180
Custodian fees                                      355          334          351          6          1           689           683
Portfolio and other management
and advisory fees                                 1,043        1,148        1,296         (9)       (20)        2,191         2,508
Insurance-related and other fees                    104          134          162        (22)       (36)          238           291
-----------------------------------------------------------------------------------------------------------------------------------
Total security trading and
investment activity fees                          5,067        5,128        5,682         (1)       (11)       10,195        10,927
-----------------------------------------------------------------------------------------------------------------------------------
Credit-related fees and commissions                  61           75           80        (19)       (24)          136           166
Commission income from other services               247          260          225         (5)        10           507           484
-----------------------------------------------------------------------------------------------------------------------------------
Total fee and commission income                   5,375        5,463        5,987         (2)       (10)       10,838        11,577
-----------------------------------------------------------------------------------------------------------------------------------

Brokerage fees paid                                 357          348          339          3          5           705           648
Other                                               202          245          273        (18)       (26)          447           465
-----------------------------------------------------------------------------------------------------------------------------------
Total fee and commission expense                    559          593          612         (6)        (9)        1,152         1,113
-----------------------------------------------------------------------------------------------------------------------------------

Net fee and commission income                     4,816        4,870        5,375         (1)       (10)        9,686        10,464
===================================================================================================================================

Note 5  Other Income

                                                            Quarter ended                % change from            Year-to-date
                                                 --------------------------------       ---------------       ---------------------
CHF million                                      30.6.02      31.3.02      30.6.01      1Q02       2Q01       30.6.02       30.6.01
-----------------------------------------------------------------------------------------------------------------------------------
Gains / losses from disposal of
associates and subsidiaries
Net gain from disposal of:
   Consolidated subsidiaries                          1          155            0        (99)                     156             2
   Investments in associates                          0            0            0                                   0             1
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                 1          155            0        (99)                     156             3
-----------------------------------------------------------------------------------------------------------------------------------

Financial investments
available for sale
Net gain from disposal of:
   Private equity investments                        97           18          230        439        (58)          115           350
   Other financial investments                      182           87          148        109         23           269           171
Impairment charges on private equity
investments and other financial investments        (614)        (429)        (497)       (43)       (24)       (1,043)         (833)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                              (335)        (324)        (119)        (3)      (182)         (659)         (312)
-----------------------------------------------------------------------------------------------------------------------------------
Net income from investments in property              21           19           16         11         31            40            34
Equity in income of associates                       14            1           42                   (67)           15            52
Other                                               272          207          253         31          8           479           511
-----------------------------------------------------------------------------------------------------------------------------------
Total other income                                  (27)          58          192                                  31           288
===================================================================================================================================

Note 6 Personnel Expenses

                                                            Quarter ended                % change from            Year-to-date
                                                 --------------------------------       ---------------       ---------------------
CHF million                                      30.6.02      31.3.02      30.6.01      1Q02       2Q01       30.6.02       30.6.01
-----------------------------------------------------------------------------------------------------------------------------------
Salaries and bonuses                              3,705        4,191        4,025        (12)        (8)        7,896         8,143
Contractors                                         142          136          205          4        (31)          278           390
Insurance and social contributions                  243          280          264        (13)        (8)          523           549
Contribution to retirement plans                    171          171          156          0         10           342           293
Other personnel expenses                            514          539          649         (5)       (21)        1,053         1,197
-----------------------------------------------------------------------------------------------------------------------------------
Total personnel expenses                          4,775        5,317        5,299        (10)       (10)       10,092        10,572
===================================================================================================================================

Note 7 General and Administrative Expenses

                                                            Quarter ended                % change from            Year-to-date
                                                 --------------------------------       ---------------       ---------------------
CHF million                                      30.6.02      31.3.02      30.6.01      1Q02       2Q01       30.6.02       30.6.01
-----------------------------------------------------------------------------------------------------------------------------------
Occupancy                                           332          357          340         (7)        (2)          689           665
Rent and maintenance of machines
and equipment                                       155          174          141        (11)        10           329           299
Telecommunications and postage                      259          277          314         (6)       (18)          536           625
Administration                                      227          216          240          5         (5)          443           440
Marketing and public relations                      123          112          130         10         (5)          235           315
Travel and entertainment                            168          139          205         21        (18)          307           388
Professional fees                                   152          134          159         13         (4)          286           313
IT and other outsourcing                            253          269          344         (6)       (26)          522           665
Other                                               143           22          101        550         42           165           141
-----------------------------------------------------------------------------------------------------------------------------------
Total general and
administrative expenses                           1,812        1,700        1,974          7         (8)        3,512         3,851
-----------------------------------------------------------------------------------------------------------------------------------

Notes to the Financial Statements
13 August 2002

Note 8 Earnings per Share (EPS) and Outstanding Shares

                                                           Quarter ended                % change from             Year-to-date
                                               -------------------------------------   ---------------       ----------------------
                                               30.6.02        31.3.02        30.6.01   1Q02      2Q01        30.6.02        30.6.01
-----------------------------------------------------------------------------------------------------------------------------------
Earnings (CHF million)
Net profit                                       1,331          1,363          1,385   (2)        (4)          2,694          2,964
Net profit before goodwill
  amortization(1)                                1,633          1,699          1,726   (4)        (5)          3,332          3,633
Net profit for diluted EPS(2)                    1,279          1,330          1,364   (4)        (6)          2,625          2,861
Net profit before goodwill
amortization for diluted EPS(1, 2)               1,581          1,666          1,705   (5)        (7)          3,263          3,530

Weighted average shares outstanding
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding      1,225,819,141  1,238,977,674  1,262,116,901   (1)        (3)  1,231,880,764  1,273,575,960
Potentially dilutive ordinary
shares resulting from outstanding
options and warrants                        16,720,931     15,424,482     20,634,316    8        (19)     16,082,092     26,438,694
===================================================================================================================================
Weighted average shares outstanding
for diluted EPS                          1,242,540,072  1,254,402,156  1,282,751,217   (1)        (3)  1,247,962,856  1,300,014,654

Earnings per share (CHF)
-----------------------------------------------------------------------------------------------------------------------------------
Basic EPS                                         1.09           1.10           1.10   (1)        (1)           2.19           2.33
Basic EPS before goodwill
  amortization(1)                                 1.33           1.37           1.37   (3)        (3)           2.70           2.85
Diluted EPS                                       1.03           1.06           1.06   (3)        (3)           2.10           2.20
Diluted EPS before goodwill
  amortization(1)                                 1.27           1.33           1.33   (5)        (5)           2.61           2.72
===================================================================================================================================

(1) Excludes amortization of goodwill and other intangible assets.
(2) Net profit has been adjusted for the dilutive impact of own equity derivative activity.

                                                             As At                                 % change from
                                         ---------------------------------------------------      ---------------
Shares outstanding                             30.6.02            31.3.02            30.6.01      1Q02       2Q01
-----------------------------------------------------------------------------------------------------------------
Total ordinary shares issued             1,283,184,984      1,282,251,732      1,335,659,160         0         (4)
Second trading line treasury shares
   2000 program                                                                   55,265,349                 (100)
   2001 program                             28,818,690         28,818,690          9,339,282         0        209
   2002 program                             35,383,372          6,860,123                          416
Other treasury shares                        8,650,182         10,551,009          9,479,640       (18)        (9)
-----------------------------------------------------------------------------------------------------------------
Total treasury shares                       72,852,244         46,229,822         74,084,271        58         (2)
-----------------------------------------------------------------------------------------------------------------
Outstanding shares                       1,210,332,740      1,236,021,910      1,261,574,889        (2)        (4)
-----------------------------------------------------------------------------------------------------------------

Note 9  Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

                                   Spot rate                                  Average rate                     Average rate
                                     As at                                   Quarter ended                     Year-to-date
                ----------------------------------------------      ---------------------------------      --------------------
                30.6.02      31.3.02     31.12.01      30.6.01      30.6.02      31.3.02      30.6.01      30.6.02      30.6.01
-------------------------------------------------------------------------------------------------------------------------------
1 USD              1.48         1.68         1.67         1.80         1.56         1.70         1.77         1.63         1.73
1 EUR              1.47         1.47         1.48         1.52         1.47         1.47         1.53         1.47         1.53
1 GBP              2.27         2.39         2.43         2.53         2.30         2.41         2.52         2.36         2.47
100 JPY            1.24         1.26         1.27         1.45         1.25         1.27         1.44         1.27         1.43
===============================================================================================================================

UBS Registered Shares
13 August 2002

UBS Registered Shares

The par value of each UBS registered share is CHF 0.80. Before the implementation of the par value reduction on 10 July 2002, the par value of each UBS registered share was CHF 2.80.

Ticker symbols

Trading exchange               Bloomberg       Reuters        Telekurs
-------------------------------------------------------------------------
virt-x                         UBSN VX         UBSZn.VX       UBSN, 004
-------------------------------------------------------------------------
New York Stock Exchange        UBS US          UBS.N          UBS, 65
-------------------------------------------------------------------------
Tokyo Stock Exchange           8657 JP         UBS.T          N16631, 106
-------------------------------------------------------------------------

virt-x

Although Swiss blue chip stocks (members of the SMI Swiss Market Index) are listed on the SWX, all trading takes place on virt-x.

      virt-x is a collaboration between the TP Group LDC and the SWX Swiss Exchange to provide an efficient and cost effective pan-European blue chip market. virt-x is a Recognized Investment Exchange supervised by the Financial Services Authority in the United Kingdom. It is delivered on the modern, scalable SWX trading platform.

Security identification codes

------------------------------------------------------------------
ISIN                                                CH0012032030
------------------------------------------------------------------
Valoren                                             1203203
------------------------------------------------------------------
Cusip                                               CINS H8920M855
------------------------------------------------------------------

UBS Share Price

[LINE GRAPH OMITTED]

Cautionary statement regarding forward looking statements

This communication contains statements that constitute "forward-looking statements", including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the new European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, the development of UBS Warburg's new energy trading operations, and other statements relating to our future business development and economic performance.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates,
(3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our business group structure in 2001 and 2002 and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC.

More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2001. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint

Publisher/Copyright: UBS AG, Switzerland.
Photos: Daniel Forster/Key Partners (Cover)
UBS is Principal Partner of Nautor Challenge in the
Volvo Ocean Race - Around the World 2001-2002;
Christian Kanzig (Portrait Page 2);
Marcel Grubenmann (Other Portraits).
Language: English.
SAP-R/3 80834E-0302

[UBS LOGO] UBS

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

[LOGO] UBS                                              UBS AG
                                                        Financial Services Group

                                                        Group Media Relations
                                                        Hotline
                                                        Tel. +41-1-234 85 00

                                                        www.ubs.com

                                                        13 August 2002

Media release

For immediate release

UBS reports second quarter net profit of CHF 1,331 million

=============================================================================================================
                                         Quarter ended               % change from           Year-to-date
                                         -------------               -------------           ------------
CHF million                     30.6.02     31.3.02     30.6.01     1Q02      2Q01       30.6.02      30.6.01
-------------------------------------------------------------------------------------------------------------
Operating income                  9,008       9,589       9,881       (6)       (9)       18,597       19,948
Operating expenses                7,263       7,750       8,024       (6)       (9)       15,013       15,896
Operating profit before tax       1,745       1,839       1,857       (5)       (6)        3,584        4,052
Net profit                        1,331       1,363       1,385       (2)       (4)        2,694        2,964
=============================================================================================================

UBS reports net profit after tax in second quarter 2002 of CHF 1,331 million, down 4% from the second quarter a year earlier and 2% lower than in the first quarter. Pre-goodwill, profit was 5% less than second quarter 2001, but up 4% from the first quarter's pre-goodwill result (adjusted for the disposal of Hyposwiss). Profitability was sustained through strict management of costs, offsetting the market-related decline in revenues. Credit loss expense fell, reflecting the Group's cautious attitude towards risk concentrations.

Zurich/Basel, 13 August 2002 - UBS achieved second quarter 2002 net profit after tax of CHF 1,331 million, down 4% from the second quarter a year earlier and 2% lower than in the first quarter of 2002. Pre-goodwill, profit was CHF 1,633 million, 5% less than the second quarter 2001, but up 4% from first quarter 2002 (adjusted for the disposal of Hyposwiss) -- the third consecutive quarterly increase.

During the quarter, extensive uncertainty about global economic prospects continued to challenge the financial industry. In particular, investor confidence was undermined by a succession of negative events, leading to considerable corrections in equity markets.

"Against this difficult background, profitability in our key businesses has proved resilient. We have been able to limit negative credit experience and offset the pressure on revenues with strict cost management," said Peter Wuffli, President of the Group Executive Board.

Revenues from the private client businesses held up particularly well. Nevertheless, total operating income, at CHF 9,008 million, fell 9% from a year earlier and was 6% lower than in the first quarter of this year, reflecting generally subdued levels of corporate activity and depressed investor sentiment as well as further writedowns on UBS Capital's private equity investments. UBS Capital continued to record disappointing losses through deteriorating valuations and a shortage of viable exit opportunities.

Cost discipline in all UBS businesses helped keep expenses down. Total operating expenses in second quarter dropped 9% from the same period in 2001 and personnel expenses fell 10% compared to both second quarter 2001 and first quarter 2002.

[LOGO] UBS                                                 Group Media Relations
                                                           13 August 2002
                                                           Page 2 of 8


UBS's cautious attitude towards risk has helped it avoid exposure from the worst of the financial market's recent defaults. Credit losses declined to CHF 37 million in the second quarter compared to CHF 76 million for the same period in 2001, despite a generally deteriorating credit environment. Levels of impaired loans fell to CHF 12.6 billion, down 9% from the first quarter.

The current environment highlights the importance of a solid and stable financial structure. UBS's capital base and cash generation remain strong, with a BIS Tier 1 ratio of 11.8% among the highest in the industry. This financial strength allowed continued share repurchases (CHF 2.3 billion in the second quarter), supporting the level of earnings per share.

Net new money in the private clients businesses was CHF 4.9 billion in second quarter 2002. Private Banking showed a strong net inflow of CHF 3.5 billion despite a CHF 3.8 billion net outflow due to the Italian tax amnesty. As in the first quarter, UBS managed to retain almost half of the flowback to Italy within its domestic private banking operations. In an extremely difficult environment in the US private client market, UBS PaineWebber continued to attract new money with a net inflow of CHF 1.4 billion.

UBS's two major strategic initiatives continue to enjoy success. The European wealth management initiative, experiencing its highest revenues since its inception, continues to expand its franchise. UBS Warburg further improved its share of the US investment banking market to 3.7% from 3.4% a year ago.

Performance against Group financial targets:

Pre-goodwill and adjusted for the one-off gain from the sale of Hyposwiss in first quarter 2002:

o Annualized return on equity for the first half 2002 was 15.6%, within the target range of 15-20%, but down from 16.8% a year ago.

o Basic earnings per share in second quarter 2002 were CHF 1.33, a decline of only 3% from the same quarter last year and 7% higher than the average in 2001.

o The cost/income ratio declined to 77.0% from 77.2% in the second quarter last year, evidence of continued cost control across all businesses. The cost/income ratio was also at the lowest level this quarter since the first quarter of 2001.

Outlook 2002

UBS financial results have remained strong, with its diverse range of businesses, its avoidance of risk concentration and its cost elasticity being the critical factors driving performance.

Prospects for a meaningful global economic recovery in the latter part of the year have receded. The equity market turbulence of recent weeks may also result in further damage to investor confidence. Therefore, UBS does not expect full-year results in 2002 to reach those of 2001.

[LOGO] UBS                                                 Group Media Relations
                                                           13 August 2002
                                                           Page 3 of 8


UBS Group Financial Highlights (unaudited)

                                                                   Quarter ended               % change from         Year-to-date
                                                                   -------------               -------------         ------------

CHF million, except where indicated                       30.6.02     31.3.02     30.6.01      1Q02       2Q01    30.6.02   30.6.01
-----------------------------------------------------------------------------------------------------------------------------------
Income statement key figures
Operating income                                            9,008       9,589       9,881        (6)        (9)    18,597    19,948
Operating expenses                                          7,263       7,750       8,024        (6)        (9)    15,013    15,896
Operating profit before tax                                 1,745       1,839       1,857        (5)        (6)     3,584     4,052
Net profit                                                  1,331       1,363       1,385        (2)        (4)     2,694     2,964
Cost/income ratio (%) (1)                                    80.3        80.1        80.6                            80.2      78.8
Cost/income ratio before goodwill (%) (1, 2)                 77.0        76.6        77.2                            76.8      75.5
-----------------------------------------------------------------------------------------------------------------------------------
Per share data (CHF)
Basic earnings per share (3)                                 1.09        1.10        1.10        (1)        (1)      2.19      2.33
Basic earnings per share before goodwill (2, 3)              1.33        1.37        1.37        (3)        (3)      2.70      2.85
Diluted earnings per share (3)                               1.03        1.06        1.06        (3)        (3)      2.10      2.20
Diluted earnings per share before goodwill (2, 3)            1.27        1.33        1.33        (5)        (5)      2.61      2.72
-----------------------------------------------------------------------------------------------------------------------------------

Return on shareholders' equity (%)
Return on shareholders' equity (4)                                                                                   12.8      13.7
Return on shareholders' equity before
  goodwill (2, 4)                                                                                                    15.9      16.8
-----------------------------------------------------------------------------------------------------------------------------------

CHF million, except where indicated                                                           % change from
                                                                                              -------------

As at                                                     30.6.02     31.3.02    31.12.01   31.3.02   31.12.01
-----------------------------------------------------------------------------------------------------------------------------------
Balance sheet key figures
Total assets                                            1,240,538   1,229,625   1,253,297         1         (1)
Shareholders' equity                                       44,388      44,769      43,530        (1)         2
-----------------------------------------------------------------------------------------------------------------------------------
Market capitalization                                      91,241     103,216     105,475       (12)       (13)
-----------------------------------------------------------------------------------------------------------------------------------
BIS capital ratios
Tier 1 (%) (5)                                               11.8        11.8        11.6         0          2
Total BIS (%)                                                14.5        14.7        14.8        (1)        (2)
Risk weighted assets                                      249,110     255,157     253,735        (2)        (2)
-----------------------------------------------------------------------------------------------------------------------------------
Invested assets (CHF billion)                               2,198       2,468       2,448       (11)       (10)
-----------------------------------------------------------------------------------------------------------------------------------
Headcount (full time equivalents) (6)                      69,684      70,221      69,985        (1)         0
-----------------------------------------------------------------------------------------------------------------------------------
Long term ratings
Fitch, London                                                 AAA         AAA         AAA
Moody's, New York                                             Aa2         Aa2         Aa2
Standard & Poor's, New York                                   AA+         AA+         AA+
-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================
Earnings adjusted for significant financial events and pre-goodwill (2, 7)

                                                                   Quarter ended               % change from         Year-to-date
                                                                   -------------               -------------         ------------

CHF million, except where indicated                       30.6.02     31.3.02     30.6.01      1Q02       2Q01    30.6.02   30.6.01
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                                            9,008       9,434       9,881        (5)        (9)    18,442    19,948
Operating expenses                                          6,961       7,414       7,683        (6)        (9)    14,375    15,227
Operating profit before tax                                 2,047       2,020       2,198         1         (7)     4,067     4,721
Net profit                                                  1,633       1,574       1,726         4         (5)     3,207     3,633
-----------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio (%) (1)                                    77.0        77.9        77.2                            77.4      75.5
Basic earnings per share (CHF) (3)                           1.33        1.27        1.37         5         (3)      2.60      2.85
Diluted earnings per share (CHF) (3)                         1.27        1.23        1.33         3         (5)      2.51      2.72
-----------------------------------------------------------------------------------------------------------------------------------

Return on shareholders' equity (%) (4)                                                                               15.6      16.8
===================================================================================================================================

(1)   Operating expenses/operating income before credit loss expense.

(2)   Excludes the amortization of goodwill and other intangible assets.

(3)   For EPS calculation, see Note 8 to the Financial Statements.

(4) Year-to-date annualized net profit/average shareholders' equity excluding dividends.

(5) Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the Group Review.

(6) The Group headcount does not include the Klinik Hirslanden AG headcount of 3,048, 2,687 and 2,450 for 30 June 2002, 31 March 2002 and 31 December
      2001, respectively.

(7) Details of significant financial events can be found in the Second Quarter 2002 Report.

[LOGO] UBS                                                 Group Media Relations
                                                           13 August 2002
                                                           Page 4 of 8


Results of the business groups

(adjusted for significant financial events(1))

UBS Switzerland

The Private and Corporate Clients business unit achieved another excellent result in the second quarter. Pre-tax profit was CHF 690 million, down 2% from the record result in first quarter 2002. Continued strict cost control offset the impact of the adverse market environment on revenues. Lower interest and fee income prompted second quarter operating income to fall to CHF 1,614 million, down 3% from the first quarter.

Credit loss expense fell 11% from the first quarter, underlining a further improvement in the quality of the Swiss loan portfolio while operating expenses and headcount fell to all-time lows. The cost/income ratio remained unchanged at 55%.

Private Banking's pre-tax profit was CHF 574 million, down 4% from the first quarter of this year. Operating income, at CHF 1,562 million, fell 2% from the first quarter on lower asset-based revenues, which also fell 2%. Asset-based revenues represented 71% of total income in the second quarter. The gross margin increased slightly to 94 basis points.

Net new money in the quarter totalled CHF 3.5 billion, an increase of CHF 0.9 billion from the first quarter -- an encouraging result considering the difficult market environment and outflows due to the Italian tax amnesty. Total amnesty-related flowback to Italy was CHF 6.8 billion in the second quarter, although UBS was again able to retain almost half of these funds (CHF 3.0 billion) within its Italian domestic private banking operations. The European wealth management initiative continues to grow and expand. Income rose 14% to CHF 49 million from the first quarter, while net new money was CHF 1.8 billion, up by CHF 0.5 billion.

From the third quarter of this year, the UBS Switzerland Business Group will, as previously announced, become UBS Wealth Management & Business Banking. The new name has been effective since 1 July. UBS will continue to show the Business Group's private banking activities separately from its retail and corporate banking businesses. In addition, separate revenue data and key performance indicators will be disclosed for the International Clients and Swiss Clients segments of the Private Banking business.

UBS Global Asset Management

UBS Global Asset Management reported pre-tax profit of CHF 59 million in second quarter 2002. The drop of 21% from the previous quarter was primarily due to the drop in market values of invested assets, resulting in lower management fees and lower performance fees. A continued sharp focus on managing costs prompted second quarter operating expenses to fall to CHF 432 million, down 10% from the first quarter.

Because of currency movements and significant financial market declines, total invested assets decreased to CHF 612 billion at end-June 2002 from CHF 677 billion at end-March. The institutional business recorded positive net new money inflows of CHF 1.8 billion, with strong inflows in equity mandates, particularly in Asia Pacific and the Americas. The Wholesale Intermediary business (previously classified as Mutual Funds) saw net outflows of CHF 4.9 billion this quarter because of outflows from money market funds, which were partially offset by inflows in higher margin equity and alternative GAM funds.

----------
(1)   Significant Financial Events:

In second quarter 2002 and 2001, there were no significant financial events.

In first quarter 2002, UBS realized a pre-tax gain of CHF 155 million from the sale of Hyposwiss. This was recorded as a significant financial event, affecting the first quarter 2002 results of UBS Switzerland's Private Banking business unit.

(see UBS Second Quarter 2002 Report for the full details of the effect of significant financial events in 2002 and 2001.)

[LOGO] UBS                                                 Group Media Relations
                                                           13 August 2002
                                                           Page 5 of 8


Despite an extremely difficult equity market environment in the second quarter, UBS Global Asset Management strengthened its relative investment performance.

UBS Warburg

UBS Warburg's Corporate and Institutional Clients business unit recorded a solid result in second quarter 2002, with net profit before tax of CHF 938 million, 8% lower than the same period last year and 2% lower than first quarter 2002. Operating income was CHF 3,778 million in the second quarter, dropping 11% from second quarter 2001 and 9% from first quarter 2002. A resilient performance in the fixed income and foreign exchange business partially offset the impact of lower levels of corporate activity and the difficult conditions in equity markets.

Personnel expenses fell 10% compared to the second quarter of last year and were down 15% from the first quarter of this year. This was mainly due to lower revenues, which prompted a corresponding fall in accruals made for performance-related compensation. General and administrative expenses declined 17% from the same period last year, reflecting the success of cost management initiatives.

UBS Warburg grew its US investment banking market share to 3.7% at end-June from the 3.4% recorded for 2001. Strong momentum in the key US market, disciplined risk management and overall business strength helped UBS Warburg to win one of the industry's leading accolades -- "Best Investment Bank" in the Euromoney Awards for Excellence.

UBS Capital recorded a pre-tax loss of CHF 519 million in second quarter, CHF 167 million more than the second quarter a year ago. The widened loss reflects tough economic conditions for companies in the portfolio and the restrictive environment for divestments. Writedowns totalled CHF 513 million and were made across the portfolio.

UBS Capital will continue to focus on managing down the portfolio, maximizing returns, and capitalizing on exit opportunities where they exist.

UBS PaineWebber

UBS PaineWebber recorded a pre-tax loss of CHF 137 million during the second quarter. Before acquisition costs (goodwill, net funding costs and retention payments), the Business Group reported a pre-tax profit of CHF 165 million. Since UBS PaineWebber's transactions are primarily denominated in US dollars, comparison of second quarter 2002 results to prior periods is affected by the decline of the US dollar against the Swiss franc. In dollar terms, performance before tax and acquisition costs increased 10% from first quarter 2002.

Operating income was CHF 1,426 million, down 11% from the first quarter. Expressed in US dollars, the decline was 3%.

In response to the challenging market environment, UBS PaineWebber continued to cut costs. Operating expenses declined 12% from the first quarter to CHF 1,563 million. Expressed in US dollars, operating expenses were down 4% from first quarter 2002, personnel expenses fell 3% and non-personnel expenses were down 5%. The decline in personnel expenses is principally driven by falling revenue-based compensation and the reduction in the number of non-financial advisor personnel. The cost/income ratio before acquisition costs fell again, to 89% in second quarter 2002 from 90% in the first quarter.

[LOGO] UBS                                                 Group Media Relations
                                                           13 August 2002
                                                           Page 6 of 8


Invested assets totaled CHF 646 billion at the end of the quarter, a decline of 17% compared to first quarter 2002 and a decline of 6% if the impact of the falling dollar is excluded. Net new money declined to CHF 1.4 billion in second quarter from CHF 7.4 billion in the first quarter. While the decrease reflects both the timing of US client tax payments and the very difficult market situation in the US, UBS PaineWebber achieved a positive net inflow for the seventh consecutive quarter since becoming part of UBS, demonstrating the trust investors place in quality advice.

UBS

Media release available at www.ubs.com/media

Further information on UBS's quarterly results is available at www.ubs.com/media:

      -     2Q2002 Report (pdf and interactive version)

      -     2Q2002 Results slide presentation

      -     Letter to shareholders (English, German, French and Italian)

Webcast: The results presentation by Peter Wuffli, President of the Group Executive Board, UBS AG, will be webcast live via www.ubs.com at the following time on 13 August 2002:

      -     0900 CET

      -     0800 GMT

      -     0300 US EDT

- Webcast playback will be available from 1400 CET on 13 August, with a bookmarked version at 1800 CET the same day.

[LOGO] UBS                                                 Group Media Relations
                                                           13 August 2002
                                                           Page 7 of 8


Results from the business groups

Reporting by Business Group (unaudited)

                                                                    UBS Global Asset
CHF million                                     UBS Switzerland           Management                UBS Warburg
For the quarter ended                     30.6.02       30.6.01    30.6.02   30.6.01      30.6.02       30.6.01
----------------------------------------------------------------------------------------------------------------
Income                                      3,258         3,481        491       541        3,326         3,980
Credit loss expense (1)                       (82)         (156)         0         0          (26)          (28)
----------------------------------------------------------------------------------------------------------------
Total operating income                      3,176         3,325        491       541        3,300         3,952
----------------------------------------------------------------------------------------------------------------
Personnel expenses                          1,170         1,243        238       272        2,097         2,344
General and administrative expenses           595           639        115       130          600           719
Depreciation                                  121           149          9        10           98           122
Amortization of goodwill and
other intangible assets                        26            28         70        73           86           100
----------------------------------------------------------------------------------------------------------------
Total operating expenses                    1,912         2,059        432       485        2,881         3,285
----------------------------------------------------------------------------------------------------------------
Business Group performance
before tax and excluding
significant financial events                1,264         1,266         59        56          419           667
Significant financial events                    0             0          0         0            0             0
Tax expense
----------------------------------------------------------------------------------------------------------------
Net profit before minority interests
Minority interests
----------------------------------------------------------------------------------------------------------------
Net profit
----------------------------------------------------------------------------------------------------------------

CHF million                                     UBS PaineWebber     Corporate Center                  UBS Group
For the quarter ended                     30.6.02       30.6.01    30.6.02   30.6.01      30.6.02       30.6.01
---------------------------------------------------------------------------------------------------------------
Income                                      1,428         1,689        542       266        9,045         9,957
Credit loss expense (1)                        (2)           (6)        73       114          (37)          (76)
---------------------------------------------------------------------------------------------------------------
Total operating income                      1,426         1,683        615       380        9,008         9,881
---------------------------------------------------------------------------------------------------------------
Personnel expenses                          1,085         1,312        185       128        4,775         5,299
General and administrative expenses           324           363        178       123        1,812         1,974
Depreciation                                   38            30        108        99          374           410
Amortization of goodwill and
other intangible assets                       116           130          4        10          302           341
---------------------------------------------------------------------------------------------------------------
Total operating expenses                    1,563         1,835        475       360        7,263         8,024
---------------------------------------------------------------------------------------------------------------
Business Group performance
before tax and excluding
significant financial events                 (137)         (152)       140        20        1,745         1,857
Significant financial events                    0             0          0         0            0             0
Tax expense                                                                                   328           384
---------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                        1,417         1,473
Minority interests                                                                            (86)          (88)
---------------------------------------------------------------------------------------------------------------
Net profit                                                                                  1,331         1,385
---------------------------------------------------------------------------------------------------------------

(1) In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IAS actual credit loss is reported for each Business Group. The breakdown by Business Group of the net credit loss expense for financial reporting purposes of CHF 37 million for the quarter ended 30 June 2002 (CHF 76 million expense for the quarter ended 30 June 2001) is as follows: UBS Switzerland CHF 60 million expense (CHF 27 million expense), UBS Warburg CHF 24 million recovery (CHF 46 million expense) and UBS PaineWebber CHF 1 million expense (CHF 3 million expense).

Invested Assets                                                       Net new
                                                                        money(1)
CHF billion                         30.6.02     31.3.02   % change       2Q02
--------------------------------------------------------------------------------
UBS Group                             2,198       2,468        (11)       0.9
--------------------------------------------------------------------------------
UBS Switzerland
Private and Corporate Clients           298         314         (5)      (1.1)
Private Banking                         639         697         (8)       3.5
--------------------------------------------------------------------------------
UBS Global Asset Management
Institutional                          3092         330         (6)       1.8
Wholesale Intermediary                  303         347        (13)      (4.9)
--------------------------------------------------------------------------------
UBS Warburg                               3           1        200        0.2
--------------------------------------------------------------------------------
UBS PaineWebber                         646         779        (17)       1.4
--------------------------------------------------------------------------------

(1)   Excludes interest and dividend income. 2 Includes invested assets of CHF
      7.7 billion, formerly reported as Mutual Funds (now renamed Wholesale Intermediary). Prior quarters are shown according to the old classification.

[LOGO] UBS                                                 Group Media Relations
                                                           13 August 2002
                                                           Page 8 of 8


Results from the Group financial accounts

UBS Group Income Statement (unaudited)

                                                                 Quarter ended              % change from           Year-to-date
                                                                 -------------              -------------           ------------

CHF million, except per share data                       30.6.02    31.3.02    30.6.01       1Q02    2Q01        30.6.02    30.6.01
-----------------------------------------------------------------------------------------------------------------------------------
Operating income
Interest income                                           10,644     10,213     13,780          4     (23)        20,857     28,345
Interest expense                                          (8,284)    (7,450)   (12,048)        11     (31)       (15,734)   (24,655)
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                        2,360      2,763      1,732        (15)     36          5,123      3,690
Credit loss expense                                          (37)       (85)       (76)       (56)    (51)          (122)      (212)
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income after credit loss expense              2,323      2,678      1,656        (13)     40          5,001      3,478
-----------------------------------------------------------------------------------------------------------------------------------
Net fee and commission income                              4,816      4,870      5,375         (1)    (10)         9,686     10,464
Net trading income                                         1,896      1,983      2,658         (4)    (29)         3,879      5,718
Other income                                                 (27)        58        192                                31        288
-----------------------------------------------------------------------------------------------------------------------------------
Total operating income                                     9,008      9,589      9,881         (6)     (9)        18,597     19,948
-----------------------------------------------------------------------------------------------------------------------------------

Operating expenses
Personnel expenses                                         4,775      5,317      5,299        (10)    (10)        10,092     10,572
General and administrative expenses                        1,812      1,700      1,974          7      (8)         3,512      3,851
Depreciation of property and equipment                       374        397        410         (6)     (9)           771        804
Amortization of goodwill and other intangible assets         302        336        341        (10)    (11)           638        669
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                   7,263      7,750      8,024         (6)     (9)        15,013     15,896
-----------------------------------------------------------------------------------------------------------------------------------
Operating profit before tax and minority interests         1,745      1,839      1,857         (5)     (6)         3,584      4,052
-----------------------------------------------------------------------------------------------------------------------------------
Tax expense                                                  328        357        384         (8)    (15)           685        932
-----------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                       1,417      1,482      1,473         (4)     (4)         2,899      3,120
-----------------------------------------------------------------------------------------------------------------------------------
Minority interests                                           (86)      (119)       (88)       (28)     (2)          (205)      (156)
-----------------------------------------------------------------------------------------------------------------------------------
Net profit                                                 1,331      1,363      1,385         (2)     (4)         2,694      2,964
-----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share (CHF)                              1.09       1.10       1.10         (1)     (1)          2.19       2.33
Basic earnings per share before goodwill (CHF) (1)          1.33       1.37       1.37         (3)     (3)          2.70       2.85
Diluted earnings per share (CHF)                            1.03       1.06       1.06         (3)     (3)          2.10       2.20
Diluted earnings per share before goodwill (CHF) (1)        1.27       1.33       1.33         (5)     (5)          2.61       2.72
-----------------------------------------------------------------------------------------------------------------------------------

(1)   Excludes the amortization of goodwill and other intangible assets.

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements", including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the new European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, the development of UBS Warburg's new energy trading operations, and other statements relating to our future business development and economic performance.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates,
(3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our business group structure in 2001 and 2002 and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC.

More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2001. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth UBS AG's ratio of earnings to fixed charges for the periods indicated. Ratios of earnings to combined fixed charges and preferred stock dividends requirements are not presented as there were no preferred stock dividends in any of the periods indicated.

                                             ----------------------- For the year ended ---------------------
-------------------------------------------------------------------------------------------------------------
                          For the quarter    12.31.01      12.31.00      12.31.99    12.31.98    12.31.97
                          ended 6.30.02
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
International                        1.20        1.14          1.23          1.25        1.11        0.95
Accounting Standards
("IAS") (1),(2)
-------------------------------------------------------------------------------------------------------------
U.S. Generally Accepted                          1.10          1.15          1.14        0.80
Accounting Principles
("GAAP") (1),(3)
-------------------------------------------------------------------------------------------------------------

-----------
1. The ratio is provided using both IAS and U.S. GAAP values, as the ratio is materially different between the two accounting standards. No U.S. GAAP information is provided for the year ended December 31, 1997 and the quarter ended June 30, 2002 as a GAAP reconciliation was not required for those periods.

2. The deficiency in the coverage of fixed charges by earnings before fixed charges at December 31, 1997 was CHF 851 million.

3. The deficiency in the coverage of fixed charges by earnings before fixed charges at December 31, 1998 was CHF 5,319 million.

                                     EXHIBIT

The following document is furnished herewith for the purpose of adding it to the registration statement of UBS AG on Form F-3 (registration number 333-46930). The exhibit number cited is the number the exhibit would be assigned as exhibit to such registration statement.

Exhibit
Number            Description
----------        -----------

   12.1           Statement regarding ratio of earnings to fixed charges

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         UBS AG


                                         By:    /s/ Robert Dinerstein
                                            ---------------------------------
                                              Name: Robert Dinerstein
                                              Title  Managing Director


                                         By:   /s/ Robert Mills
                                            ----------------------------------
                                              Name: Robert Mills
                                              Title: Managing Director

Date: August 13, 2002